                                                                             Exhibit 99

                             SUN INTERNATIONAL HOTELS LIMITED

                  Consolidated Financial Statements as of December 31, 2001

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the  accompanying  consolidated  balance  sheets of Sun  International  Hotels
Limited and  subsidiaries  as of  December  31,  2001 and 2000,  and the related  consolidated statements  of  operations,  changes  in  shareholders'  equity and cash flows for each of the three  years in the period  ended  December  31,  2001.  These  financial  statements  are the responsibility  of the Company's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our audits in  accordance  with  auditing  standards  generally  accepted in the
United  States.  Those  standards  require  that we plan  and  perform  the  audit  to  obtain
reasonable   assurance   about  whether  the  financial   statements   are  free  of  material
misstatement.  An audit includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements.  An audit also includes assessing the accounting principles  used and  significant  estimates  made by  management,  as well as evaluating  the overall  financial  statement  presentation.  We believe that our audits  provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material respects,  the financial  position of Sun International  Hotels Limited and subsidiaries as of
December 31, 2001 and 2000 and the results of their  operations  and their cash flows for each of the three  years in the period  ended  December  31,  2001 in  conformity  with  accounting principles generally accepted in the United States.

Roseland, New Jersey
January 25, 2002

                                         SUN INTERNATIONAL HOTELS LIMITED
                                            CONSOLIDATED BALANCE SHEETS
                                  (In thousands of US dollars, except share data)

                                                                          December 31,
                                                                 ------------------------------------
                                                                       2001                 2000
                                                                 ---------------      ---------------
                                   ASSETS
   Current assets:
       Cash and cash equivalents                                  $      30,471        $      22,497
       Restricted cash                                                    4,518                1,651
       Trade receivables, net                                            37,454               40,612
       Due from affiliates                                               28,364               34,140
       Inventories                                                        8,807               10,417
       Prepaid expenses and other assets                                  5,226                9,849
       Net assets held for sale                                               -              138,350
                                                                 ---------------      ---------------
         Total current assets                                           114,840              257,516
   Property and equipment, net                                        1,155,192            1,155,509
   Note receivable                                                       18,018                    -
   Due from affiliates - non-current                                     15,888                5,069
   Deferred tax asset, net                                                3,874                    -
   Deferred charges and other assets, net                                18,692               13,120
   Investment in associated companies                                    30,527               29,577
                                                                 ---------------      ---------------
         Total assets                                             $   1,357,031        $   1,460,791
                                                                 ===============      ===============

                    LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
       Current maturities of long-term debt                       $         261        $         230
       Accounts payable and accrued liabilities                         148,063              136,872
       Capital creditors                                                  6,570               12,954
                                                                 ---------------      ---------------
         Total current liabilities                                      154,894              150,056
   Other long-term liabilities                                            5,503                    -
   Long-term debt, net of current maturities                            518,231              668,908
                                                                 ---------------      ---------------
         Total liabilities                                              678,628              818,964
                                                                 ---------------      ---------------
   Commitments and contingencies (Notes 9 and 17)
   Shareholders' equity:
       Ordinary shares, $.001 par value                                      34                   34
       Capital in excess of par                                         688,714              680,784
       Retained earnings                                                160,977              129,321
       Accumulated other comprehensive loss                              (8,553)              (5,543)
                                                                 ---------------      ---------------
                                                                        841,172              804,596
       Treasury stock                                                  (162,769)            (162,769)
                                                                 ---------------      ---------------
         Total shareholders' equity                                     678,403              641,827
                                                                 ---------------      ---------------
         Total liabilities and shareholders' equity               $   1,357,031        $   1,460,791
                                                                 ===============      ===============

   The accompanying notes are an integral part of these balance sheets.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In thousands of US dollars, except per share data)

                                                              For the Year Ended December 31,
                                                      ------------------------------------------------
                                                          2001              2000              1999
                                                      ------------      ------------      ------------
Revenues:
    Gaming                                             $  116,490        $  367,935       $   351,545
    Rooms                                                 176,573           194,008           164,831
    Food and beverage                                     121,415           147,718           137,100
    Tour operations                                        36,348            33,192            28,714
    Real estate related                                     9,771           108,650                 -
    Management and other fees                              36,806            35,763            46,898
    Other revenues                                         56,416            49,208            45,910
    Insurance recovery                                      2,000                 -            14,209
                                                      ------------      ------------      ------------
      Gross revenues                                      555,819           936,474           789,207
    Less: promotional allowances                          (22,778)          (51,779)          (50,240)
                                                      ------------      ------------      ------------
      Net revenues                                        533,041           884,695           738,967
                                                      ------------      ------------      ------------

Cost and expenses:
    Gaming                                                 60,444           224,765           209,177
    Rooms                                                  29,625            33,915            30,448
    Food and beverage                                      82,856            98,288            91,539
    Other operating expenses                               80,094            96,605            92,705
    Real estate related                                     2,865            32,272                 -
    Selling, general and administrative                    80,206           103,465            93,962
    Tour operations                                        32,041            29,626            27,816
    Corporate expenses                                     25,106            25,340            16,260
    Depreciation and amortization                          51,490            60,223            57,230
    Purchase termination costs                                  -            11,202                 -
    Transaction costs                                           -             7,014                 -
    Restructuring costs                                     5,732                 -                 -
    Pre-opening expenses                                    6,904             7,616             5,398
    Write-down of net assets held for sale                      -           229,208                 -
                                                      ------------      ------------      ------------
      Cost and expenses                                   457,363           959,539           624,535

                                                      ------------      ------------      ------------
Income (loss) from operations                              75,678           (74,844)          114,432
                                                      ------------      ------------      ------------

Other income (expense):
    Interest income                                         7,471             4,194            12,725
    Interest expense, net of capitalization               (52,702)          (45,678)          (50,699)
    Equity in earnings of associated companies              3,059             4,225             2,628
    Other, net                                               (760)             (688)               60
                                                      ------------      ------------      ------------
      Other expense, net                                  (42,932)          (37,947)          (35,286)
                                                      ------------      ------------      ------------

Income (loss) before provision for income taxes            32,746          (112,791)           79,146
Provision for income taxes                                 (1,090)           (6,313)           (9,324)
                                                      ------------      ------------      ------------
      Net income (loss)                                $   31,656        $ (119,104)      $    69,822
                                                      ============      ============      ============

Earnings (loss) per share:
    Basic                                              $     1.18        $    (3.86)      $      2.09
                                                      ============      ============      ============
    Diluted                                            $     1.14        $    (3.86)      $      2.05
                                                      ============      ============      ============

The accompanying notes are an integral part of these statements.

                                      SUN INTERNATIONAL HOTELS LIMITED
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            For the Years Ended December 31, 2001, 2000 and 1999
                                               (In thousands)

                                                                            Retained Earnings
                                                                        ---------------------------
                                                                                      Accumulated
                                     Ordinary Shares      Capital in                     Other                                 Comprehensive
                                     -----------------     Excess of     Retained     Comprehensive  Treasury       Total      Income (Loss)
                                     Shares    Amount        Par         Earnings         Loss        Stock        Equity     for the Period
                                     -------  --------    -----------   ----------  --------------- ---------     ----------  --------------

Balance at December 31, 1998         33,577       $34      $675,595      $178,603      $ (3,611)    $       -     $ 850,621

Translation reserves                      -         -             -             -        (1,958)            -        (1,958)     $ (1,958)
Repurchase of 1 million
Ordinary
  Shares                                  -         -             -             -             -       (20,977)      (20,977)            -
Exercise of share options               112         -         2,696             -             -             -         2,696             -
Shares canceled                          (7)        -          (373)            -             -             -          (373)            -
Net income                                -         -             -        69,822             -             -        69,822        69,822
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 1999     33,682        34       677,918       248,425        (5,569)      (20,977)      899,831      $ 67,864
                                                                                                                                ==========
Translation reserves                      -         -             -             -            26             -            26      $     26
Repurchase of  6.1 million
  Ordinary Shares                         -         -             -             -             -      (141,792)     (141,792)            -
Exercise of share options               192         -         2,866             -             -             -         2,866             -
Net loss                                  -         -             -      (119,104)            -             -      (119,104)     (119,104)
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 2000     33,874        34       680,784       129,321        (5,543)     (162,769)      641,827     $(119,078)
                                                                                                                                ==========
Translation reserves                      -         -             -             -        (3,010)            -        (3,010)     $ (3,010)
Exercise of share options               531         -         7,930             -             -             -         7,930             -
Net income                                -         -             -        31,656             -             -        31,656        31,656
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 2001     34,405       $34      $688,714      $160,977      $ (8,553)    $(162,769)    $ 678,403      $ 28,646
                                     =======     =====     =========     =========     =========    ==========    ==========    ==========

The accompanying notes are an integral part of these statements.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands of US dollars)

                                                                       For the Year Ended December 31,
                                                                -----------------------------------------------
                                                                    2001             2000              1999
                                                                ------------      -----------      ------------
Cash flows from operating activities:
  Net income (loss)                                              $   31,656       $ (119,104)       $   69,822
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                                  55,692           64,340            60,147
      Write-down of net assets held for sale                              -          229,208                 -
      Purchase termination costs                                          -           11,202                 -
      (Gain) loss on disposition of other assets                        760              688               (60)
      Equity in earnings of associated companies,
        net of dividends received                                      (187)          (1,377)               23
      Provision for doubtful receivables                              6,355            6,492             6,466
      Provision for discount on CRDA obligations, net                     -              799               587
      Deferred income tax benefit                                    (3,874)               -                 -
      Net change in deferred tax liability                                -              205               (30)
      Net change in deferred charges and other assets                (1,398)          (1,668)            4,548
      Net change in working capital accounts:
          Receivables                                                (3,722)          (9,179)          (20,440)
          Due from affiliates                                         1,377           (4,658)           (7,150)
          Inventories and prepaid expenses                            5,098           (2,052)           (8,129)
          Accounts payable and accrued liabilities                    1,676           26,490             4,198
      Other                                                           5,900           23,912                 -
                                                                ------------      -----------      ------------
          Net cash provided by operating activities                  99,333          225,298           109,982
                                                                ------------      -----------      ------------

Cash flows from investing activities:
    Payments for property and equipment, net of insurance
      proceeds received                                             (67,590)        (155,892)         (205,046)
    Net proceeds from the sale of other assets                        2,547              501             5,186
    Proceeds received from sale of Resorts Atlantic City, net       120,850                -                 -
    Proceeds received for repayment of note receivable               12,000                -                 -
    Proceeds from redemption of subordinated notes                        -                -            94,126
    Deposit refunded (paid) for proposed Desert Inn acquisition           -            7,750           (16,117)
    Advances to associated companies, net                            (6,420)         (18,663)             (600)
    Acquisition of equity interest in associated company             (3,768)               -                 -
    Sale of subordinated notes                                            -                -             2,798
    Reclassification of cash to net assets held for sale                  -          (21,453)                -
    CRDA deposits and other                                               -           (2,695)           (2,746)
                                                                ------------      -----------      ------------
          Net cash provided by (used in) investing activities        57,619         (190,452)         (122,399)
                                                                ------------      -----------      ------------

Cash flows from financing activities:
    Proceeds from exercise of share options                           7,930            2,866             2,696
    Borrowings                                                      274,500          202,000           129,000
    Repurchase of Ordinary Shares                                         -         (141,792)          (20,977)
    Debt issuance and modification costs                             (8,805)            (919)           (2,361)
    Repayment of borrowings                                        (419,736)        (113,063)         (118,854)
                                                                ------------      -----------      ------------
          Net cash used in financing activities                    (146,111)         (50,908)          (10,496)
                                                                ------------      -----------      ------------

    Increase (decrease) in cash and cash equivalents                 10,841          (16,062)          (22,913)
Cash and cash equivalents at beginning of period                     24,148           40,210            63,123
                                                                ------------      -----------      ------------
Cash and cash equivalents at end of period                       $   34,989       $   24,148        $   40,210
                                                                ============      ===========      ============

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun International  Hotels Limited ("SIHL"),  an international  resort and gaming company,  was incorporated  in 1993 under the laws of the  Commonwealth  of The  Bahamas.  In these notes to consolidated  financial  statements,  the words "Company",  "we", "our" and "us" refer to SIHL together with its subsidiaries as the context may require.

We are a leading  developer  and  operator of premier  destination  casino  resorts and luxury hotels.  In our destination  casino resort business,  we own and operate the Atlantis Paradise
Island resort and casino complex  ("Atlantis")  located in The Bahamas.  We also developed and receive  certain  revenue  from the  Mohegan  Sun Casino in  Uncasville,  Connecticut.  In our
luxury  resort hotel  business,  we operate  eight beach  resorts at  locations in  Mauritius,
Dubai,  the  Maldives  and The  Bahamas.  We are in the  early  stages of an  Internet  gaming venture,  which was in the  testing  phase  through the end of 2001 and  commenced  operations effective January 2002.

Prior to 2001,  we owned and  operated a resort and casino  property  in  Atlantic  City,  New
Jersey ("Resorts Atlantic City"), which we sold to an unaffiliated entity.

Majority Shareholder Reorganization

In July 2001, we announced the  restructuring of our majority  shareholder,  Sun International
Investments  Limited ("SIIL"),  and the resolution of certain matters with SIIL and certain of its  shareholders  (collectively  the  "Reorganization").  At the time of the  Reorganization,
SIIL and its shareholders  beneficially owned  approximately 67% of our issued and outstanding ordinary  shares  (the  "Ordinary  Shares").  SIIL is itself  owned in equal  thirds by Kersaf
Investments Limited ("Kersaf"),  Caledonia  Investments PLC and World Leisure Group Limited, a
company   controlled  by  a  Kerzner  family  trust.   SIIL   previously  was  governed  by  a
shareholders'  agreement  pursuant to which all major decisions of SIIL required the unanimous consent of its  shareholders.  In  connection  with the  Reorganization,  among other  things,
SIIL is being  dissolved  and the  shareholders'  agreement  governing  SIIL  was  terminated.
Accordingly,  SIIL's  shareholders  will obtain direct ownership of their Ordinary Shares.  In addition,  SIIL's  shareholders  have  agreed  to,  among  other  things,  certain  standstill provisions  in effect  through  June 2006,  pursuant to which each of them will  refrain  from
proposing  or  consummating  certain  extraordinary   corporate   transactions  involving  the
Company,  including  any  merger or the sale of  substantially  all of the  Company's  assets.
Pursuant to a registration rights and governance  agreement,  we granted certain  registration rights to SIIL's  shareholders  in respect of the Ordinary Shares held by them, and Kersaf has agreed  to sell not less than two  million  of its  Ordinary  Shares  in a  registered  public offering  before June 30, 2002,  subject to certain  exceptions.  Kersaf  operates a number of hotel,  casino and resort properties in southern Africa under the Sun  International  name and there has been some confusion  regarding the use of the Sun International  name by both Kersaf and the Company.  We agreed that,  after a transition  period not to exceed one year from June
30, 2001,  we will cease using the names "Sun" and "Sun  International".  In  connection  with the  Reorganization,  Kersaf  agreed to pay us $15.5  million.  This was settled by a one time cash  payment  of $3.5  million  and the  issuance  of a 5 year,  $12  million  note,  bearing interest  at 9% per annum.  In December  2001,  the  principal  amount of the note and accrued interest thereon was repaid in full.

The Bahamas

Through certain Bahamian  subsidiaries,  we own and operate Atlantis,  our flagship  property.
Atlantis is a 2,317-room,  ocean-themed  destination casino resort located on Paradise Island,
The Bahamas.  Atlantis  features  three  interconnected  hotel  towers,  the Royal Tower,  the
Coral  Tower and the  Beach  Tower,  all built  around a 7-acre  lagoon  and a 34-acre  marine environment  that includes the world's  largest  open-air  aquarium.  Atlantis also features a
100,000 square foot  entertainment  complex containing  approximately  1,000 slot machines and
80 table games,  17  restaurants,  approximately  100,000  square feet of convention  space, a sports center,  over 30,000 square feet of high-end  retail space and a 63-slip,  full service marina.  We also own and operate the Ocean Club Resort,  a high-end  luxury  resort hotel with
106 rooms and suites  located on Paradise  Island,  as well as the Ocean Club Golf  Course,  a water plant, and other  improvements on Paradise  Island.  We own  approximately  100 acres of undeveloped land, which is available for sale or development.

During 1999, we completed  construction of a new 100,000 square foot convention  facility.  In
2000,  we  completed  construction  of an  addition  to the Ocean Club  Resort  comprising  40 luxurious  rooms and ten deluxe  suites,  as well as a new beachfront  restaurant  operated by
well-known  restaurateur  Jean-Georges  Vongerichten.   In  addition,  we  completed  the  Tom
Weiskopf-designed  championship  Ocean Club Golf  Course  and  Clubhouse  which  opened to the public in January  2001.  Also in 2000,  we  completed  the  infrastructure  of the Ocean Club
Estates,  with 121 luxury  homesites set around the golf course.  Of the  homesites  available for sale,  102 were  closed on during  2000 and nine more were  closed on during  2001.  As of
December 31, 2001,  there are no remaining  homesites  available for sale,  although  eight of them are pending final closing, and two will be retained by the Company.

In 1999,  through one of our Bahamian  subsidiaries,  we formed a joint  venture with Vistana,
Inc.  ("Vistana"),  a subsidiary of Starwood Hotels and Resorts  Worldwide Inc.  ("Starwood"),
to develop a  timeshare  project on Paradise  Island  adjacent  to  Atlantis  ("Harborside  at
Atlantis").  Vistana  and  the  Company  each  have  a 50%  interest  in  the  joint  venture.
Construction  of 82 two bedroom  lock-off  units was  completed by February  2001 and sales of the timeshare  units began in May 2000.  Our share of earnings from  Harborside at Atlantis is included  in equity in earnings  of  associated  companies  in the  accompanying  consolidated statements  of  operations.  In  addition,  we earn  fees for  marketing,  administrative  and development services provided to Harborside at Atlantis.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates  ("TCA"),  a
Connecticut  general  partnership that developed and until December 31, 1999, had a management
agreement  (the  "Management   Agreement")  with  the  Mohegan  Tribal  Gaming  Authority,  an instrumentality  of the  Mohegan  Tribe of Indians of  Connecticut  (the  "Mohegan  Tribe") to
operate  a casino  resort  and  entertainment  complex  situated  in the  town of  Uncasville,
Connecticut  (the "Mohegan Sun Casino").  The Management  Agreement which covered  management, marketing and administrative  services,  provided that TCA was entitled to receive between 30%
and 40% of the net  profits,  as defined,  of the Mohegan Sun Casino.  TCA is obligated to pay certain  amounts to its  partners  and  certain of their  affiliates,  as  priority  payments.
These amounts are paid as TCA receives sufficient cash to meet those priority payments.

In 1998, the Mohegan Tribe  retained TCA to develop its $960 million  expansion of the Mohegan
Sun Casino for a fee of $14 million.  In addition,  TCA and the Mohegan  Tribe entered into an agreement (the  "Relinquishment  Agreement")  whereby it was agreed that effective  January 1,
2000,  TCA would turn over  management  of the  Mohegan  Sun  Resort  Complex,  including  its expansion,  to the  Mohegan  Tribe.  The term of the  Management  Agreement  was  seven  years beginning  in  October  1996,  the  date  the  Mohegan  Sun  Casino  opened.  Pursuant  to the
Relinquishment  Agreement,  the Management  Agreement was terminated and, effective January 1,
2000,  TCA receives  payments of five percent of the gross  revenues of the Mohegan Sun Resort
Complex  for a 15-year  period.  For the years 2001 and 2000,  we recorded  payments  received from TCA  pursuant  to the  Relinquishment  Agreement  of $27.4  million  and  $19.8  million, respectively,  and for the year 1999 we recorded  payments received pursuant to the Management
Agreement of $32.6  million.  Development  fees earned for the years 2001,  2000 and 1999 were
$0, $3.8 million and $6.7 million, respectively.

In connection  with the  development  of the Mohegan Sun Casino in 1996, we held  subordinated notes  issued by the  Mohegan  Tribe,  for  which  interest  payments  were  satisfied  by the issuance of  additional  notes.  The  aggregate  principal  balance on these notes,  including accrued  interest,  was $94.1  million at  December  31,  1999 when they were  repaid in full.
Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Mauritius, Maldives and Dubai

In  Mauritius,  we manage and own  interests in five beach resorts  ("Indian  Ocean  Resorts")
including  the 175-room Le Saint Geran Hotel,  the 200-room Le Touessrok  Hotel,  the 248-room
La Pirogue  Hotel,  the  333-room Le CoCo Beach and the  238-room  Sugar Beach  Resort  Hotel.
Through  June 16, 2000,  we owned a 22.8%  interest in Indian Ocean  Resorts.  Effective  June
16,  2000,  Indian Ocean  Resorts  issued  additional  shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%.

In the Maldives,  located  approximately  600 miles southwest of the southern tip of India, we manage the Kanuhura  Resort & Spa  ("Kanuhura"),  a 120-room luxury resort located on Kanuhura
Island.  Effective  August 1, 2001,  we acquired a 25%  ownership  interest  in  Kanuhura  for approximately $3.8 million.

In Dubai,  we manage the Royal Mirage Hotel,  a 258-room  hotel that opened in August 1999. In
2001,  we  entered  into  negotiations  to manage a new  225-room  luxury  hotel that is to be constructed adjacent to the existing property.

We manage these resorts under  long-term  management  contracts  and receive  management  fees based  upon a  percentage  of the  revenues  and  adjusted  gross  operating  profits of these properties.  Our share of earnings  from the  properties  in  Mauritius  and the  Maldives are included  in equity in earnings  of  associated  companies  in the  accompanying  consolidated statements of operations.

Internet Gaming

In  February  2001,  we entered  into an  agreement  with Boss Media AB to develop an Internet gaming  software  solution.  Through a wholly  owned  subsidiary,  we designed our website and developed and  implemented  systems and  procedures to exclude play from  jurisdictions  where
Internet  gaming is illegal,  such as the United  States.  From August to  December  2001,  we
operated the site on a test basis  without live  wagering to  determine  the  viability of the business  and the  effectiveness  of our systems to maintain  compliance  with all  applicable laws.  Costs  incurred  during  2001 in  connection  with  Internet  gaming  are  included  in
pre-opening  expenses  in  the  accompanying   consolidated   statements  of  operations.   In
September 2001, we were awarded one of the first three online gaming  licenses  granted by the
Isle of Man. In December 2001,  our Internet  gaming  subsidiary  became the first Isle of Man licensee  to commence  live gaming  operations  when it launched  www.CasinoAtlantis.com,  our
Internet wagering site.

Sale of Resorts Atlantic City

Through a wholly owned  subsidiary,  we previously owned and operated Resorts Atlantic City, a
644-room  casino and hotel  property.  On April 25,  2001,  we  completed  the sale of Resorts
Atlantic  City to an  affiliate  of Colony  Capital  LLC  ("Colony")  for a purchase  price of approximately  $144 million,  including  accrued interest (the "Resorts  Atlantic City Sale").
The  proceeds  received  from Colony  consisted of  approximately  $127 million in cash and an unsecured $17.5 million note (the  "Promissory  Note").  The Promissory Note accrues  interest at a rate of 12.5% per annum,  and interest is payable  semi-annually,  with the option to pay one-half of the  interest  through the issuance of  additional  notes.  The net cash  proceeds were used to permanently  reduce  borrowings  outstanding  by us under a bank credit  facility
(the  "Revolving  Credit  Facility").  The cash proceeds  received from Colony were  partially offset  by  approximately  $6  million  in costs  paid by us  after  closing,  which  included employee termination costs and legal fees.

We entered into a definitive  agreement to sell Resorts  Atlantic  City in the fourth  quarter of  2000,  and as of  December  31,  2000,  we  accounted  for  Resorts  Atlantic  City  as an investment  held  for  sale.  The  carrying  value of the net  assets  to be  disposed  of was reclassified  to net  assets  held for sale on our  consolidated  balance  sheet  and,  in the fourth  quarter of 2000, we recorded a loss of $229.2  million  resulting  from the write-down of net assets held for sale to their realizable  value.  Therefore,  the net proceeds received at closing equaled the carrying value of the net assets disposed of, and  accordingly,  except for interest  income  earned  during 2001 on the  proceeds,  there was no further gain or loss recorded  as a result of the  closing.  As of  January  1,  2001,  the  operations  of Resorts
Atlantic City are no longer included in our consolidated financial statements.

Summary  operating  results of Resorts  Atlantic  City for the year ended  December 31 were as follows (in thousands of US dollars):

                                2000           1999
                           -------------   ------------
    Revenues                $ 257,963      $  243,131
    Net loss                $ (22,406)     $  (33,363)

Components  of net assets held for sale as of December 31, 2000 were as follows (in  thousands of US dollars):

        Current assets                      $  34,534
        Non-current assets                    173,233
        Current liabilities                   (26,989)
        Non-current liabilities               (42,428)
                                           ------------
                                           ------------
                                            $ 138,350
                                           ============

Pursuant to the terms of the Resorts  Atlantic City Sale, we granted Colony a two-year  option
(the  "Atlantic  City  Option")  to acquire  certain  undeveloped  real  estate  which we own, adjacent to Resorts  Atlantic City,  for a purchase price of $40 million,  which option can be extended for an additional  two years under certain  circumstances.  The net carrying value of the land  included in the Atlantic  City Option is included in property  and  equipment in the accompanying  consolidated  balance sheets.  Effective April 25, 2001, the closing date of the
Resorts  Atlantic  City Sale,  Colony  leases from us certain of the property  included in the
Atlantic City Option for $100,000 per month.

Trading Cove New York

Through a  wholly-owned  subsidiary,  we own 50% of Trading  Cove New York,  LLC  ("TCNY"),  a
Delaware limited liability  company.  In March 2001, TCNY entered into a development  services agreement (the "Development  Agreement") with the  Stockbridge-Munsee  Band of Mohican Indians
(the  "Stockbridge-Munsee  Tribe") for the  development of a casino project (the "Project") in the Catskill  region of the State of New York (the  "State").  The  Development  Agreement was
amended and restated in February  2002. The  Stockbridge-Munsee  Tribe does not currently have reservation  land in the  State,  but is  federally  recognized  and  operates a casino on its reservation  in Wisconsin  and has a land claim  pending in the U. S.  District  Court for the
Northern District of New York against the State.

Pursuant to the Development  Agreement,  as amended,  TCNY will provide  preliminary  funding, certain  financing  and  exclusive  development  services to the  Stockbridge-Munsee  Tribe in conjunction  with the Project.  As compensation  for these  services,  TCNY will earn a fee of
5% of revenues,  as defined in the  Development  Agreement,  beginning with the opening of the
Project and  continuing  for a period of twenty  years.  TCNY has secured land and/or  options on  approximately  400 acres of property  in the Town of  Thompson,  County of  Sullivan  (the
"County"),  of which  approximately  333 acres are currently  designated  for the Project.  In
February 2002,  the Tribe filed a Land to Trust  Application  with the U.S.  Department of the
Interior,  Bureau of Indian Affairs (the "BIA"),  for the Project site properties.  Should the
BIA  approve the Land to Trust  Application  and the  Stockbridge-Munsee  Tribe  obtain  other required  approvals,  the land could be taken into trust by the Federal  Government  on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October  2001,  the State  enacted  legislation  authorizing  up to three  Class III Native
American  casinos in the counties of Sullivan and Ulster and three Native American  casinos in western New York  pursuant to Tribal  State  Gaming  Compacts to be entered  into by the State and applicable Native American tribes.

In January  2002,  the  Stockbridge-Munsee  Tribe  entered into an  agreement  with the County pursuant to which the  Stockbridge-Munsee  Tribe will make  certain  payments to the County to mitigate any potential  impacts the Project may have on the County and other local  government subdivisions  within the County.  The payments  will not  commence  until after the opening of the Project.

The Project is contingent upon the receipt of numerous  federal,  state and local approvals to be obtained by the  Stockbridge-Munsee  Tribe,  including  the execution of a Class III Gaming
Compact  with the  State,  which  approvals  are beyond  the  control of TCNY.  We can make no representation  as to  whether  any  of  the  required  approvals  will  be  obtained  by  the
Stockbridge-Munsee Tribe.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

In  January  2000,  we had  received  a  proposal  from  SIIL,  at  that  time,  the  majority shareholder  of SIHL,  to  acquire  in a merger  transaction  all of the  Ordinary  Shares not already  owned  by SIIL or its  shareholders  for $24 per  share  in  cash.  To  consider  the proposal,  we  formed a  committee  of  independent  members  of the Board of  Directors  (the
"Special  Committee")  that  retained  its own  financial  and legal  advisers.  The  proposed transaction was subject to various  conditions,  including  approval by the Special Committee.
On June 16,  2000,  we announced  that SIIL was not able to negotiate a mutually  satisfactory transaction  with the Special  Committee  and that SIIL had advised us that its  proposal  had been withdrawn.

In order to allow  our  shareholders  to elect to sell at least a  portion  of their  Ordinary
Shares at the price formerly  proposed by SIIL, in June 2000, our Board of Directors  approved a self-tender  offer for up to 5,000,000  Ordinary  Shares at a $24 per share cash price.  The self-tender  offer  commenced  on June 25,  2000 and on  August 2,  2000,  we  announced  that
13,554,651,  of the then outstanding  32,682,350 Ordinary Shares,  were tendered.  Because the self-tender  offer  was  oversubscribed,  a  pro-ration  factor  of 36.89%  was  applied,  and pursuant to the self-tender  offer, we purchased  5,000,000  Ordinary Shares at $24 per share.
In  2000,  transaction  costs  reflected  in  the  accompanying   consolidated  statements  of
operations  related  to  SIIL's  proposed  acquisition  of  Ordinary  Shares  as  well  as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

In March 2000,  Starwood and the Company agreed to terminate our agreement  (the  "Termination
Agreement")  under  which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the
"Desert Inn") for $275  million.  In connection  with the proposed  acquisition  of the Desert
Inn, we had previously  placed a $15 million deposit with Starwood (the  "Deposit").  Pursuant to the Termination  Agreement,  the amount,  if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000,  Starwood  closed on the sale of the Desert Inn for  approximately  $270 million to an unrelated  party,  subject to certain  post-closing  adjustments.  As a result,  we were required to pay to Starwood  $7.2  million  from the Deposit.  The  remaining  $7.8 million of
the  Deposit  was  refunded  to  us  in  August  2000.  Purchase   termination  costs  in  the
accompanying  consolidated  statements  of  operations  included  the  $7.2  million  paid  to
Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The  accompanying  consolidated  financial  statements  include  the  accounts of SIHL and our subsidiaries.  All  significant  intercompany  transactions  and balances have been eliminated in  consolidation.  Investments in associated  companies,  which are less than or equal to 50%
and more than 20% owned, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial  statements in conformity with  accounting  principles  generally accepted in the United States  requires  management to make  estimates  and  assumptions  that affect the reported  amounts of assets and  liabilities  and  disclosure of contingent  assets and liabilities at the date of the financial  statements and the reported  amounts of revenues and costs and expenses  during the reporting  period.  Actual  results could differ from those estimates.

We provide  allowances for doubtful  accounts  arising from casino,  hotel and other services, which are based upon a specific  review of certain  outstanding  receivables.  In  determining the amounts of the  allowances,  we are required to make certain  estimates  and  assumptions.
Accruals  for  potential  liabilities  related to any lawsuits or claims  brought  against us,
calculation  of  inventory  reserves,   calculation  of  income  tax  liabilities,   valuation
allowance  on deferred  tax assets and other  liabilities  require  that we apply  significant judgment in determining  the  appropriate  assumptions for use in the calculation of financial estimates.  Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming  activities  (the  difference  between gaming wins and losses) as gaming  revenues.  Revenues from hotel and related  services are  recognized at
the  time  the  related  service  is  performed.   Revenues  from  tour   operations   include
commissions  on the sale of travel  reservations  and are recognized at the time of departure.
Real  estate  related  revenues  and  profits on  residential  lot sales are  recognized  upon delivery of the completed  lots to the  purchasers at closing.  Deposits  collected in advance of closing are  deferred and are included in current  liabilities.  Management  fees and other operating  revenues  include  fees  charged to  unconsolidated  affiliates  for  casino  hotel management,  executive  management and project  consulting.  Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of  accommodations,  food,  beverage and other services provided to customers without  charge is included in gross  revenues and  deducted as  promotional  allowances.  The estimated  departmental costs of providing such promotional  allowances are included in gaming costs and expenses as follows:

                                             For the Year Ended December 31,
                                          ---------------------------------------
        (In thousands of US dollars)         2001           2000          1999
                                          ----------     ----------    ----------

        Rooms                             $   2,449      $  11,441     $   7,894
        Food and beverage                     6,243         23,587        21,692
        Other                                   410          3,727         7,762
                                          ----------     ----------    ----------
                                          $   9,102      $  38,755     $  37,348
                                          ==========     ==========    ==========

The total costs of providing promotional allowances in the years 2000 and 1999 included
$27.1 million and $26.9 million, respectively, at Resorts Atlantic City.

Advertising Expense

We  expense  advertising  costs as  incurred.  Advertising  expense  was $11.2  million , $7.6 million and $7.3 million for the years ended  December 31, 2001,  2000 and 1999,  respectively and  is  included  in  selling,  general  and  administrative  expenses  in  the  accompanying statements  of  operations.  Prepaid  advertising  for each of the periods  presented  was not material.

Pre-Opening Expenses

Pre-opening  costs are charged to expense as  incurred.  In 1999,  pre-opening  expenses  were related  to the  opening of the newly  renovated  casino at Resorts  Atlantic  City.  In 2000, pre-opening  expenses  were related to the expansion of the Ocean Club Golf Course on Paradise
Island.  In 2001,  pre-opening  expenses  were  related to Internet  gaming and the Ocean Club
Golf Course in the amount of $4.6 million and $2.3 million, respectively.

Foreign Currency

Transactions  denominated  in foreign  currencies  are  recorded  in local  currency at actual exchange rates at the date of the  transaction.  Monetary assets and  liabilities  denominated in foreign  currencies  at the  balance  sheet  dates are  reported  at the rates of  exchange prevailing  at those dates.  Any gains or losses  arising on monetary  assets and  liabilities from a change in exchange rates  subsequent to the date of the transaction  have been included in corporate expenses in the accompanying  consolidated  financial  statements.  These amounts were not significant for the years ended December 31, 2001, 2000 and 1999.

The  financial  statements  of our  equity  method  investees  and  certain  subsidiaries  are translated from their local  currencies into US dollars using current and historical  exchange rates.  Translation  adjustments  resulting  from this  process are  reported  separately  and accumulated as a component of other  comprehensive  loss in the  accompanying  balance sheets.
Upon sale or liquidation of our investments,  the translation  adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

In  June  1998,  the  Financial  Accounting  Standards  Board  ("FASB")  issued  Statement  of
Financial  Accounting  Standards  ("SFAS") No. 133 "Accounting for Derivative  Instruments and
Hedging  Activities"  ("SFAS  133").  SFAS 133,  as amended,  is  effective  for fiscal  years beginning  after  June 15,  2000.  SFAS 133  requires  that  every  derivative  instrument  be recorded  in the  balance  sheet as either an asset or  liability  measured at its fair value.
Changes in the  derivative's  fair values will be recognized in income unless  specific  hedge accounting criteria are met.  We have adopted SFAS 133 as of January 1, 2001.

We utilize  interest rate protection  agreements to manage the impact of interest rate changes on our long-term  debt  obligations.  These  agreements  are accounted for in accordance  with
SFAS 133. See Note 9 herein for a  description  of our long-term  debt and related  derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities  purchased with original  maturities of three months or less to be cash equivalents.

Inventories

Inventories  of  provisions  and  supplies  are  carried  at  the  lower  of  cost  (first-in, first-out)  or  market  value.  Provisions  have  been  made  to  reduce  excess  or  obsolete inventories to their estimated net realizable value.

Property and Equipment

Property  and  equipment  are stated at cost and are  depreciated  over the  estimated  useful lives reported below using the straight-line method.

       Land improvements and utilities           14 - 40 years
       Hotels and other buildings                15 - 40 years
       Furniture, machinery and equipment         2 - 15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred  charges  related to the  Mohegan  Sun Casino are being  amortized  over a seven year period  through  the end of 2003.  Debt  issuance  costs are  amortized  over the terms of the related indebtedness.

Goodwill

Prior to January  1,  2002,  our  goodwill  was  amortized  on a  straight-line  basis over 40
years.   Amortization  expense  included  in  the  accompanying   consolidated  statements  of
operations  related to goodwill  was $-0-,  $2.6  million and $2.6 million for the years ended
December 31, 2001, 2000 and 1999, respectively.

Goodwill  related  to the  investment  in  associated  companies  is  included  therein in the accompanying  consolidated  balance sheets.  Equity earnings of associated  companies for each of the years  ended  December  31,  2001,  2000 and 1999 is net of  $264,000  of  amortization expense related to such goodwill.

We will account for goodwill under SFAS 142 effective January 1, 2002.

Capitalized Interest

Interest  is  capitalized  on  construction  expenditures  and land under  development  at the weighted  average interest rate of our long-term debt.  Interest costs of $1.1 million,  $11.1 million and $4.9 million were capitalized in 2001, 2000 and 1999, respectively.

Stock Option Compensation

We have elected to apply  Accounting  Principles  Board Opinion No. 25  "Accounting  for Stock
Issued  to  Employees"  and as  interpreted  in FASB  Interpretation  No. 44  "Accounting  for
Certain  Transactions  Involving Stock  Compensation" in accounting for compensation under our stock option plans in lieu of the alternative  fair value  accounting  provided for under SFAS
No.  123  "Accounting  for  Stock-Based   Compensation"   ("SFAS  123").   Certain  pro  forma
disclosures required by SFAS 123 are included in Note 11.

Long Lived Assets

We review our  long-lived  assets and certain  related  intangibles  for  impairment  whenever changes  in  circumstances  indicate  that the  carrying  amount  of an asset may not be fully recoverable.  If changes in  circumstances  indicate that the carrying amount of an asset that we expect to hold and use may not be  recoverable,  future cash flows  expected to result from the use of the asset and its  disposition  must be  estimated.  If the  undiscounted  value of the future cash flows is less than the  carrying  value of the asset,  the  carrying  value of the  long-lived  asset will be reduced by the amount  which the  carrying  value  exceeds fair value.  We do not believe that any such changes have occurred  except as previously  described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

We are  subject  to income  taxes in  certain  jurisdictions.  Accordingly,  the  accompanying consolidated  statements  of  operations  include  a  provision  for  income  taxes  based  on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance  with SFAS No. 109  "Accounting  for Income  Taxes".
Under  this  standard,  deferred  tax  assets  and  liabilities  are  determined  based on the difference  between  the  financial  reporting  and tax bases of  assets  and  liabilities  at enacted  tax  rates.  A  valuation  allowance  is  recognized  based  on an  estimate  of  the likelihood that some portion or all of the deferred tax asset will not be realized.

Other Comprehensive Loss

Other  comprehensive  loss items are not  reported  net of tax as they  relate to  translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

We calculate  earnings  (loss) per share in accordance with SFAS No. 128 "Earnings per Share".
The following is a reconciliation of the shares used in the per share computations:

                                               For the Year Ended December 31,
                                             -------------------------------------
        (In thousands)                        2001           2000          1999
                                             --------       --------      --------
        Weighted average shares
          used in basic computations          26,885         30,849        33,465
        Dilutive stock options, warrants and
          restricted shares outstanding          941              -           540
                                             --------       --------      --------
        Weighted average shares
          used in diluted computations        27,826         30,849        34,005
                                             ========       ========      ========

The net income (loss) amount used as the numerator in calculating  basic and diluted  earnings per share is the net income in the  accompanying  consolidated  statements of operations.  The
effect  of  certain  options,   warrants  and  restricted  shares  was  not  included  in  the computation  of diluted  earnings  per share in 2001 and 1999  because  the effect  would have been  anti-dilutive.  In the year 2000, we incurred a net loss, and  therefore,  the effect of all options,  warrants and restricted  shares was excluded in the  computation.  The number of options not included in the  computation  for the years 2001,  2000 and 1999 were 2.0 million,
6.0 million and 2.1 million respectively.

Reclassifications

Certain  balances in the  accompanying  consolidated  financial  statements for 1999 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001,  the FASB issued SFAS No. 141,  "Business  Combinations"  ("SFAS  141") and SFAS
No. 142 "Goodwill and Other  Intangible  Assets" ("SFAS 142").  SFAS 141 requires all business combinations  initiated  after June 30, 2001 to be accounted  for using the  purchase  method.
SFAS 142 is  effective  for fiscal  years  beginning  after  December 15, 2001 with respect to goodwill  recognized  on an entity's  balance  sheet as of the  beginning of that fiscal year.
Under SFAS 142 goodwill and certain  other  intangible  assets with  indefinite  lives will no longer be amortized,  but rather tested at least  annually for  impairment  using a fair value based test. A loss  resulting  from  impairment of such  goodwill  should be recognized as the effect of a change in  accounting  principal  in the initial  period of adopting  SFAS 142. In subsequent  reporting periods,  goodwill  impairment losses are to be recognized on a separate line item on the income  statement  included  in income  from  operations.  As a result of the
Resorts  Atlantic City Sale, all of the goodwill  previously  amortized to expense was written off in its  entirety in the fourth  quarter of 2000.  Goodwill  related to our  investment  in associated  companies,  and  included  therein  in  the  accompanying  consolidated  financial statements,  relates to our ownership  interest in Indian Ocean Resorts.  We believe that such goodwill is not  impaired  and  therefore,  this new  pronouncement  is not expected to have a material impact on our consolidated financial statements upon adoption.

In June 2001,  the FASB issued SFAS No. 143,  "Accounting  for Asset  Retirement  Obligations"
("SFAS  143").  This   pronouncement   addresses   financial   accounting  and  reporting  for
obligations  associated with the retirement of tangible  long-lived  assets and the associated asset  retirement  costs.  SFAS 143 is effective  for financial  statements  issued for fiscal years  beginning  after June 15,  2002.  We believe  the  adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001,  the FASB issued SFAS No. 144,  "Accounting  for the Impairment or Disposal of
Long-Lived  Assets"  ("SFAS 144"),  effective for fiscal years  beginning  after  December 15,
2001. For long-lived  assets to be held and used,  SFAS 144 retains the existing  requirements to (a) recognize an impairment loss only if the carrying  amount of a long-lived  asset is not recoverable  from its  undiscounted  cash  flows and (b)  measure  an  impairment  loss as the
difference   between  the  carrying  amount  and  the  fair  value  of  the  asset.  SFAS  144 establishes  one  accounting  model to be used for  long-lived  assets  to be  disposed  of by sale.  We  believe  the  adoption  of  SFAS  144  will  not  have  a  material  effect  on our consolidated financial statements.

Note 3 - Cash and Cash Equivalents

Cash  equivalents  at  December  31,  2001 and 2000  included  reverse  repurchase  agreements
(federal  government  securities  purchased under agreements to resell those securities) under which we had not taken  delivery  of the  underlying  securities  and  investments  in a money market fund that invests  exclusively  in US Treasury  obligations.  At December 31, 2001,  we held reverse  repurchase  agreements of $10.2 million,  all of which matured in the first week of January 2002.

At December 31, 2001,  restricted cash primarily  includes $2.9 million on deposit in the Isle of Man related to our Internet  gaming  operation,  a $1.0 million  certificate  of deposit as security on a bank credit facility and customer  deposits  related to the sale of homesites at
Ocean Club Estates.

Note 4 - Trade Receivables

Components of trade receivables were as follows:

                                                                December 31,
                                                        -----------------------------
        (In thousands of US Dollars)                        2001              2000
                                                        -----------       -----------

        Gaming                                           $  21,832         $  25,283
        Less: allowance for doubtful accounts              (11,141)          (11,176)
                                                        -----------       -----------
                                                            10,691            14,107
                                                        -----------       -----------
        Non-gaming:
          Hotel and related                                 16,372            19,747
          Other                                             12,729             8,026
                                                        -----------       -----------
                                                            29,101            27,773
        Less: allowance for doubtful accounts               (2,338)           (1,268)
                                                        -----------       -----------
                                                            26,763            26,505
                                                        -----------       -----------
                                                         $  37,454         $  40,612
                                                        ===========       ===========

Note 5 - Property and Equipment

Components of property and equipment were as follows:

                                                                December 31,
                                                        -----------------------------
         (In thousands of US dollars)                       2001             2000
                                                        ------------    -------------

        Land and land rights                            $   237,817      $   210,247
        Land improvements and utilities                     227,635          197,201
        Hotels and other buildings                          638,232          575,019
        Furniture, machinery and equipment                  212,029          162,913
        Construction in progress                             18,119          135,409
                                                        ------------    -------------
                                                          1,333,832        1,280,789
        Less: accumulated depreciation                     (178,640)        (125,280)
                                                        ------------    -------------
                                                        $ 1,155,192      $ 1,155,509
                                                        ============    =============

Note 6 - Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

                                                                 December 31,
                                                           -------------------------
         (In thousands of US dollars)                         2001           2000
                                                           ----------     ----------

        Debt issuance costs                                $  14,887       $ 10,277
        Mohegan Sun Casino                                     1,739          1,669
        Trading Cove New York                                  1,523              -
        Other                                                    543          1,174
                                                           ----------     ----------
                                                           $  18,692       $ 13,120
                                                           ==========     ==========

Note 7 - Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

                                                                December 31,
                                                          --------------------------
        (In thousands of US dollars)                          2001           2000
                                                          -----------     ----------
                                                          -----------     ----------

        Customer deposits and unearned revenues            $  34,891      $  37,007
        Accrued payroll and related taxes and benefits        15,532         13,688
        Deferred income                                       13,714              -
        Accrued interest                                      11,796          5,228
        Trade payables                                        11,535         34,540
        Other accrued liabilities                             60,595         46,409
                                                          -----------     ----------
                                                          -----------     ----------
                                                           $ 148,063      $ 136,872
                                                          ===========     ==========

Note 8 - Other long-term liabilities

Other long-term liabilities at December 31, 2001 represents the fair value of our derivative instruments.  See "Derivative Financial Instruments" described in Note 9 below.

Note 9 - Long Term Debt

Long-term debt consisted of the following:

                                                                 December 31,
                                                          ----------------------------
        (In thousands of US dollars)                          2001            2000
                                                          ------------    ------------

        Revolving Credit Facility                          $   24,000      $  369,000
        $200 million 9% senior subordinated notes
          due 2007, ("9% Senior Subordinated Notes")          199,419         199,337
        $100 million 8 5/8% senior subordinated notes
          due 2007 ("8 5/8% Senior Subordinated Notes")       100,000         100,000
        $200 million 8 7/8% senior subordinated notes
          due 2011, ("8 7/8% Senior Subordinated Notes")      194,497               -
        Other                                                     576             801
                                                          ------------    ------------
                                                              518,492         669,138
        Less: amounts due within one year                        (261)           (230)
                                                          ------------    ------------
                                                           $  518,231      $  668,908
                                                          ============    ============

Amended Revolving Credit Facility

Through  November 13, 2001, we had available  borrowings  under our Revolving Credit Facility, for which the maximum  borrowing  capacity was $500 million  prior to 2001.  In January  2001, the Revolving  Credit  Facility was amended.  In accordance  with the  amendment,  the maximum borrowing  capacity  was  reduced  by the amount of cash  proceeds  received  pursuant  to the
Resorts  Atlantic City Sale,  which upon closing of that sale,  reduced the maximum  borrowing capacity to $373  million.  This  limitation of  borrowings  was to be further  reduced by the cash  proceeds  received from Colony if they  exercised the Atlantic City Option.  The term of the Revolving  Credit  Facility was through  August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001,  we entered into an amended  credit  facility  (the  "Amended  Revolving
Credit  Facility") with a syndicate of banks (the "Lenders"),  with Canadian  Imperial Bank of
Commerce  ("CIBC") acting as  administrative  agent. The borrowings then outstanding under the previous  Revolving  Credit  Facility were paid in full.  Under the Amended  Revolving  Credit
Facility,  the maximum  amount of  borrowings  that may be  outstanding  is $200  million.  An additional  $150 million of borrowings may be available under certain  circumstances,  subject to approval by all of the Lenders.

Loans under the  Amended  Revolving  Credit  Facility  bear  interest at (i) the higher of (a)
CIBC's base rate or (b) the Federal  Funds rate plus1/2of one percent,  in either case plus an additional  0.25% to 1.75% based on a debt to  earnings  ratio  during the period,  as defined
(the  "Leverage  Ratio") or (ii) LIBO rate plus 1.25% to 2.75%  based on the  Leverage  Ratio.
After each  drawdown on the Amended  Revolving  Credit  Facility,  interest is due every three months for the first six months and is due monthly  thereafter.  At  December  31,  2001,  the weighted  average  interest rate on amounts  outstanding  under the Amended  Revolving  Credit
Facility  was 4.23%.  Loans under the Amended  Revolving  Credit  Facility  may be prepaid and reborrowed at any time and are due in full in November  2006.  Commitment  fees are calculated at per annum rates ranging from 0.25% to 0.50%,  based on the Leverage  Ratio,  applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended  Revolving  Credit Facility  contains  restrictive  covenants that include,  among other things:  (a)  restrictions  on the payment of dividends,  (b) minimum levels of earnings before  interest  expense,  income taxes,  depreciation  and  amortization  ("EBITDA"),  (c) a minimum  relationship  between EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Senior Subordinated Notes

The 9% Senior  Subordinated  Notes, the 8 5/8% Senior Subordinated Notes and the 8 7/8% Senior
Subordinated  Notes  (collectively the "Senior  Subordinated  Notes") are all  unconditionally guaranteed by  substantially  all of our  wholly-owned  subsidiaries.  Interest on each series of the  Senior  Subordinated  Notes  is paid  semi-annually.  The  indenture  for  each of the
Senior Subordinated Notes contains various  restrictive  covenants,  including  limitations on the ability of the issuers and the  guarantors  to, among other things:  (i) incur  additional indebtedness,  (ii) incur certain liens, (iii) engage in certain  transactions with affiliates and (iv) pay dividends and make certain other payments.

The Senior  Subordinated  Notes rank pari  passu with each other and are all  subordinated  to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest  rate risk by managing  the mix of our  long-term
fixed  and  variable  rate   borrowings.   In  August  and  December  2001,  we  entered  into
fixed-to-variable  rate interest rate swap  agreements (the "Swap  Agreements")  designated as fair value  hedges of our 8 7/8% Senior  Subordinated  Notes.  These Swap  Agreements  qualify for the "shortcut"  method of accounting  provided under SFAS 133, which allows the assumption of no  ineffectiveness  in our hedging  relationship.  As such,  there is no income  statement impact  from  changes in the fair value of the Swap  Agreements.  Instead,  the changes in the fair value of the Swap  Agreements  are to be recorded as an asset or liability on our balance sheet,  with an  offsetting  adjustment  to the  carrying  value of the  related  debt.  Other long-term  liabilities  on the  accompanying  consolidated  balance sheet at December 31, 2001 represent  the  fair  value of the  Swap  Agreements  as of that  date,  with a  corresponding decrease in the carrying value of our 8 7/8% Senior  Subordinated  Notes.  This represents the principal  amount we would have been required to pay had the Swap  Agreements  been terminated on that date. As of December 31, 2001,  the aggregate  notional  principal  amount of the Swap
Agreements  was $200  million  and they  mature  in  August  2011  concurrent  with the 8 7/8%
Senior  Subordinated  Notes.  As of December 31, 2001, the weighted  average  variable rate on the Swap Agreements was 6.12%.

As of December 31, 2001,  giving  effect to the Swap  Agreements,  our fixed rate and floating rate borrowings represent approximately 57% and 43%, respectively, of total borrowings.

During  the  first  seven  months  of 2001 and the  years  2000 and  1999,  we were a party to
variable-to-fixed   rate  interest  rate  swap  agreements   (the  "Prior  Swap   Agreements")
designated  as  cash  flow  hedges  of  our  Revolving  Credit  Facility.  In  July  2001,  we
terminated  the Prior  Swap  Agreements,  which were  scheduled  to mature at the end of 2001.
The costs of terminating  these  agreements early was $2.1 million and is included in interest expense in the  accompanying  consolidated  statements  of  operations.  At December 31, 2000, notional  principal  amounts related to the Prior Swap  Agreements was $125.0  million.  As of
December 31, 2000,  the weighted  average fixed rate payment on the Prior Swap  Agreements was
6.89%.

Credit Exposure

We are exposed to credit related losses in the event of  non-performance  by counterparties to our Swap Agreements.  We monitor the  creditworthiness  of the counterparties and presently do not expect  default by any of the  counterparties.  We do not obtain  collateral in connection
with  our   derivative   financial   instruments.   See  Note  20,  Fair  Value  of  Financial
Instruments, for the fair value of derivatives.

Consent Solicitation of Noteholders

In 2001,  we  completed a consent  solicitation  pursuant to which we obtained  the consent of the requisite holders of the 9% Senior  Subordinated Notes and the 8 5/8% Senior  Subordinated
Notes.  The  consent  solicitation  sought  to  amend  certain  provisions  of the  indentures pursuant to which the 9% Senior  Subordinated  Notes and the 8 5/8% Senior  Subordinated Notes
were issued.

The  amendments  effectively  eliminate  (as of  December  31,  2000,  the date the charge was recorded)  the  impact  of $199.2  million  of the  total  $229.2  million  loss  recorded  in connection  with the Resorts  Atlantic City Sale, for purposes of  determining  our ability to make certain  investments,  such as certain  minority  investments in joint ventures under the
indentures.   In  addition,   the  amendments   increased  the  Consolidated   Coverage  Ratio
(consolidated  EBITDA to fixed payments,  as defined in the indentures)  required in order for us to incur additional indebtedness.

Pursuant to the consent  solicitation,  we paid a total of $1.5 million in consent payments to
the   consenting   noteholders.   The  consent   payments   were  recorded  as  deferred  debt
modification  costs,  and are being  amortized  over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment  dated  September 30, 1994, as amended,  between us and The
Bank of Nova Scotia,  we have a revolving  overdraft loan facility (the "Overdraft  Facility")
in the amount of Bahamian  $5.0 million  which was equal to US $5.0 million as of December 31,
2001 and 2000.  The Overdraft  Facility  bears interest at The Bank of Nova Scotia's base rate for Bahamian  dollar loans plus 1.5% with repayment  subject to annual  review.  The Overdraft
Facility  is secured by  substantially  all of our  Bahamian  assets and ranks pari passu with the Amended  Revolving  Credit  Facility.  At  December  31,  2001 and 2000,  no amounts  were outstanding under the Overdraft Facility.

Principal Payments

Minimum  principal  payments of long-term debt outstanding as of December 31, 2001 for each of the next five years and thereafter are as follows (in thousands of US dollars):

                        Year Ending December 31,
                --------------------------------------
                 2002                       $      261
                 2003                              157
                 2004                              152
                 2005                                6
                 2006                           24,000
                 Thereafter                    500,000
                                            -----------
                                               524,576
                 Debt discount                    (581)
                 Fair value adjustment          (5,503)
                                            -----------
                                            $  518,492
                                            ===========

Note 10 - Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

                                                                     December 31,
                                                               -------------------------
        (In thousands of US dollars, except per share data)        2001           2000
                                                               ----------     ----------
        Ordinary Shares
            Par value per share                                   $0.001         $0.001
            Authorized                                           250,000        250,000
            Issued and outstanding (1)                            34,405         33,874
        Preference Shares
            Par value per share                                   $0.001         $0.001
            Authorized                                           100,000        100,000
            Issued and outstanding                                     -              -

        (1) Includes 7.1 million Ordinary Shares held in treasury at both December
           31, 2001 and 2000.

Note 11 - Stock-Based Compensation

Stock Options

Our  shareholders  have  approved  stock option plans in 1995 ("1995  Plan"),  1997 (the "1997
Plan") and in 2000 (the "2000  Plan",  and  collectively  the  "Plans")  that  provide for the issuance of options to acquire an  aggregate  of 7,500,000  Ordinary  Shares.  Pursuant to the
Plans,  the option  prices are equal to the market value per share of the  Ordinary  Shares on the date of the grant.  The 1995 Plan provided for the options to become  exercisable,  unless otherwise  specified  by the Board of  Directors  and  subject  to  certain  acceleration  and termination  provisions,  after two  years  from the date of grant in  respect  of 20% of such options,  and thereafter in  installments  of 20% per year over a four-year  period.  The 1997
Plan  provides for the same vesting  schedule  except that the vesting  period begins one year after the grant date.  The 2000 Plan  provides for the vesting  period to begin one year after the grant date in respect of one third of such  options,  and  thereafter in  installments  of one third per year over the  remaining two year period.  Options  granted under the Plans have a term of 10 years from the date of grant.  The Plans  provide  for  options  with  respect to
Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2001, 2000 and 1999 is as follows:

                                                                       December 31,
                                            -------------------------------------------------------------------
                                                   2001                   2000                   1999
                                            --------------------  ----------------------  ---------------------
                                                        Weighted                Weighted               Weighted
                                                        Average                 Average                Average
                                                        Exercise                Exercise               Exercise
                                                         Price                   Price                  Price
    (In thousands except per share data)      Shares    Per Share   Shares      Per Share   Shares     Per Share
                                             --------  ----------  ---------  -----------  ---------   ----------
    Outstanding at beginning of year           6,017      $24.59      3,918       $29.60      3,017      $31.38
    Granted                                      665      $25.19      2,660       $18.05      1,140      $25.10
    Exercised                                   (531)     $14.93       (192)      $15.82       (112)     $23.56
    Terminated and other                        (409)     $29.35       (369)      $35.55       (127)     $37.69
                                             --------              ---------               ---------
    Outstanding at end of year                 5,742      $25.14      6,017       $24.59      3,918      $29.60
                                             ========              =========               =========
    Exercisable at end of year                 2,965      $26.35      3,459       $25.69      1,014      $22.65
                                             ========              =========               =========
    Available for grant                          239                    340                       -
                                             ========              =========               =========

Certain of the options granted during 1999 were granted outside of the Plans.

The weighted  average  exercise  price and weighted  average  contractual  life of exercisable options at December 31, 2001 is as follows (in thousands except per share data):

          Range of Exercise Prices      Shares      Weighted       Weighted
                                                     Average       Average
                                                    Exercise      Remaining
                                                      Price       Contractual
                                                    Per Share        Life
          --------------------------    --------    ----------    -----------

               $11.69 - $19.25            1,561       $17.94       7.6 years
               $20.69 - $25.50              180       $21.79       7.0 years
               $30.50 - $38.00              968       $36.51       5.7 years
               $40.44 - $45.56              256       $42.45       6.7 years
                                        --------

                                          2,965       $26.35
                                        ========

For  purposes of  supplemental  disclosures  required  by SFAS 123,  the fair value of options granted during 2001,  2000 and 1999 was estimated as of the respective  dates of grant using a
Black-Scholes  option pricing model with the following  weighted  average  assumptions for the periods presented:

                                                    For the year Ended December 31,
                                                ----------------------------------------
                                                    2001          2000           1999
                                                ------------   -----------    ----------

    Risk-free interest rates                           4.7%          6.0%          5.5%
    Volatility factors of the expected market
      price of Ordinary Shares                        52.0%         43.0%         39.0%
    Expected life of options in years                   4-5           6-7           6-7
    Expected dividend yields                              -             -             -
    Weighted average grant date fair value       $    10.05    $     5.04     $    7.67

    Pro forma results based on these
      assumptions were as follows:
        Net income (loss) (000's)                $   22,404    $ (126,411)    $  62,001
        Diluted earnings (loss) per share        $      .81    $    (4.10)    $    1.82

Executive Bonus Plan

In 1998,  we created a bonus plan for certain of our  executives  that was payable  based upon the  attainment  of  specified  earnings  per  share.  A portion  of the bonus was  payable in
Ordinary Shares that vested over a three-year  period.  The  compensation  expense relating to the 1998 bonus plan amounted to $637,000,  $832,000 and $458,000 for the years ended  December
31, 2001, 2000 and 1999,  respectively.  During 1999, we did not attain the targeted  earnings per share as prescribed by the executive bonus plan, and accordingly,  no additional  Ordinary
Shares  were  granted  under this  plan.  The bonus plan in effect for the years 2001 and 2000 does not provide for the issuance of Ordinary Shares.

Note 12 - Related Party Transactions

In the normal course of business,  we undertake  transactions  with a number of unconsolidated affiliated  companies.  Certain of our  subsidiaries  provide  construction  funding,  project consulting and management  services to such affiliates.  Due from affiliates  consisted of the following:

                                                                December 31,
                                                          --------------------------
        (In thousands of US dollars)                          2001           2000
                                                          -----------    -----------

        Harborside at Atlantis                             $  22,921      $  20,307
        Trading Cove Associates                               11,957         12,588
        Indian Ocean Resorts                                   5,438          5,751
        Kanuhura                                               3,425              -
        Other                                                    511            563
                                                          -----------    -----------
                                                              44,252         39,209
        Less: amounts due within one year                    (28,364)       (34,140)
                                                          -----------    -----------
                                                           $  15,888      $   5,069
                                                          ===========    ===========

The amounts due from Harborside at Atlantis  represent  advances made by us, including accrued interest  thereon,  to fund our 50% of the cost to construct the  timeshare  units on Paradise
Island in The Bahamas.  We earn interest on these  advances at a rate equal to one-month  LIBO rate plus  2.50%.  Such  rate was 4.62% at  December  31,  2001.  Of the  amount  advanced  to
Harborside  at Atlantis,  it is  anticipated  that all but $12.5 million will be repaid within the next twelve months.  Funds advanced to Kanuhura,  which  represented  our share of funding for operations, will not be repaid during the next twelve months.

Restructuring of Relationship with Majority Shareholder

In July 2001, we announced the  restructuring  of SIIL and the  resolution of certain  matters with SIIL and  certain of its  shareholders.  At the time of the  restructuring,  SIIL and its shareholders  beneficially owned  approximately 67% of our issued and outstanding  shares. See
"Majority Shareholder Reorganization" in Note 1 herein.

Note 13 - Retirement Plans

Certain  of  our   subsidiaries   participate   in  a  defined   contribution   plan  covering
substantially all of their full-time  employees.  We make  contributions to this plan based on a percentage  of eligible  employee  contributions.  Total expense for this plan was $237,000,
$887,000 and $876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In  addition  to  the  plan  described  above,  union  and  certain  other  employees  of  our subsidiaries  in The  Bahamas,  and  formerly  Atlantic  City,  are covered by  multi-employer defined  benefit  pension plans to which  employers  make  contributions.  In connection  with these  plans,  we paid $5.9  million,  $7.4  million  and $6.4  million  for the  years  ended
December 31, 2001, 2000 and 1999, respectively.

Note 14 - Restructuring Expense

Restructuring  costs in 2001 were  comprised of severance  payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to September 11.

There  were  a  total  of 278  employees  affected  by the  restructuring  which  included  57 administrative  positions,  198 hotel employees and 23 employees on our development  staff. Of the total $5.7  expense  recorded  in 2001,  $4.6  million had been paid out to a total of 261 employees  by the end of the year.  As of  December  31,  2001,  $1.1  million is  included in accounts payable and accrued  liabilities on the accompanying  consolidated  balance sheet and will be paid out during 2002.

Note 15 - Income Taxes

A  significant  portion of our  operation is located in The Bahamas  where there are no income taxes.  In 2001,  2000 and 1999,  the income tax provision  relating to our US operations  was as follows:

                                                  For the Year Ended December 31,
                                               ---------------------------------------
        (In thousands of US dollars)              2001          2000           1999
                                               ----------     ---------     ----------

        Current:
            Federal                             $  3,502      $  4,930       $  9,197
            State                                  1,462         1,178            157
                                               ----------     ---------     ----------
                                                   4,964         6,108          9,354
        Deferred:
            Federal                               (3,874)          205            (30)
                                               ----------     ---------     ----------
                                                $  1,090      $  6,313       $  9,324
                                               ==========     =========     ==========

The  effective  tax rate on income  varies from the  statutory US federal tax rate as a result of the following factors:

                                                   For the Year Ended December 31,
                                                 -----------------------------------
                                                  2001          2000          1999
                                                 -------       --------      -------

      Statutory US federal income tax rate         35.0%         (35.0%)        35.0%
      Non US-source income                        (29.2)         (40.7)        (40.3)
      NOLs and temporary differences
        for which a valuation allowance
        has been provided                             -           76.7           8.7
      Reduction of valuation allowance relating
        to prior years' operating loss utilized   (14.5)             -             -
      Branch profit taxes and other taxes
        on US services                              8.8            1.7           6.3
      Other                                         3.2            2.9           2.1
                                                 -------       --------      -------
      Effective tax rate                            3.3%           5.6%         11.8%
                                                 =======       ========      =======
Deferred  income  taxes  reflect  the net tax  effects of  temporary  differences  between the carrying  amounts of assets and liabilities for financial  reporting  purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

                                                                     December 31,
                                                              ---------------------------
        (In thousands of US dollars)                             2001            2000
                                                              -----------     -----------

        Non-current deferred tax liabilities:
            Basis differences on land held for
              investment, development or resale               $        -      $   (2,300)
            Basis differences on property and equipment             (640)              -
                                                              -----------     -----------
                Total deferred tax liabilities                      (640)         (2,300)
                                                              -----------     -----------
        Non-current deferred tax assets:
            NOL carryforwards                                    224,220         202,000
            Assets held for sale                                       -          26,700
            Basis differences on land held for investment,
              development or resale                                4,291               -
            Basis differences on property and equipment                -             800
            Book reserves not yet deductible for tax
              return purposes                                      3,104           2,100
            Tax credit carryforwards                               2,676           2,700
            Other                                                  2,349           4,000
                                                              -----------     -----------
                Total deferred tax assets                        236,640         238,300
            Valuation allowance for deferred tax assets         (232,126)       (236,000)
                                                              -----------     -----------
            Deferred tax assets, net of valuation allowance        4,514           2,300
                                                              -----------     -----------
        Non-current net deferred tax assets                   $    3,874      $        -
                                                              ===========     ===========

Realization  of future tax  benefits  related to  deferred  tax  assets is  dependent  on many factors,  including our ability to generate  future taxable  income.  The valuation  allowance is adjusted in the period we  determine  it is more likely than not that  deferred  tax assets will or will not be  realized.  We  considered  these  factors in reaching our  conclusion  to reduce the valuation  allowance by  approximately  $3.9 million  during the fourth  quarter of
2001, which resulted in a reduction to our provision for income taxes.

For  federal  income tax  purposes,  Sun  International  North  America,  Inc.  ("SINA"),  our
wholly-owned  subsidiary,  had net operating loss ("NOL")  carryforwards of approximately $630 million at December  31,  2001,  of which $226 million are  unrestricted  as to use.  However, due to the change of ownership of SINA in 1996, $404 million of these NOL  carryforwards  (the
"Pre-Change  NOLs") are limited in their  availability  to offset our future  taxable  income.
As a result of these limitations,  approximately  $11.3 million of Pre-Change NOLs will become available  for use each year  through  the year  2008,  an  additional  $8.4  million  will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL  carryforwards  expire as follows:  $49.0 million in 2005, $23.0 million in
2006,  $15.0  million  in 2007 and $1.0  million  in 2009.  Our  unrestricted  NOLs  expire as follows:  $6.0 million in 2005,  $10.0 million in 2007,  $57.0  million in 2008,  $8.0 million in 2011,  $57.0  million  in 2012,  $33.0  million  in 2019,  $18.0  million in 2020 and $37.0 million in 2021.

Note 16 - Supplemental Cash Flow Disclosures

Supplemental  disclosures  required by SFAS No. 95  "Statement  of Cash  Flows" are  presented below.

                                                          For the Year Ended December 31,
                                                         -----------------------------------
        (In thousands of US dollars)                        2001        2000         1999
                                                         ----------   ---------   ----------

        Interest paid, net of capitalization              $ 43,644    $ 42,538    $  48,680
        Income taxes paid                                    5,166       5,012        6,688

        Non-cash investing and financing activities:
            Promissory Note issued to Colony in
        connection
              with the Resorts Atlantic City Sale           17,500           -            -
            Accrued Interest Note issued to Colony             518           -            -
            Property and equipment acquired under capital
              lease obligations                                 16       1,574          938
            Refinancing of capital lease obligation              -           -        1,144

Note 17 - Commitments and Contingencies

Lease Obligations

We lease  office  space in  numerous  locations  throughout  the  United  States for sales and marketing,  public  relations,  tour  operations  and travel  reservation  services  and other administrative  services.  These offices  support our operations in The Bahamas.  In addition, we have  obligations  under certain  operating  leases  related to equipment  acquired for our operations in The Bahamas.

Future minimum lease obligations under various  noncancellable  operating leases with terms in excess of one year at December 31, 2001 are as follows (in thousands of US dollars):

                         Year Ending December 31,
                     --------------------------------
                          2002            $   4,625                                                                                   $
                          2003                4,340
                          2004                1,532
                          2005                  670
                          2006                  670
                       Thereafter               395
                                         -----------
                                          $  12,232                                                                                   $
                                         ===========

Casino License

The  operations  of casinos  in The  Bahamas  are  subject to  regulatory  controls.  A casino license must be obtained by the operator and the license must be  periodically  renewed and is subject  to  revocation  at any  time.  In the  event  that we are not  able to  maintain  our license,  management  believes that we would still  realize the carrying  value of our related assets.

Heads of Agreement

We have an  agreement  with the Bahamian  Government,  as amended in 1997,  that  provides for
certain  investment   incentives  to  encourage  us  to  undertake  an  expansion  program  at
Atlantis.  This  agreement  provides  for a minimum  annual  casino win tax of $4.3 million on gaming  win up to $20  million  as well as a 10%  gaming tax to be paid on gaming win over $20 million.  The  agreement  also provides for a $5 million  reduction of annual  casino  license fees and a 50% credit  against all win tax to be paid until  2009.  The tax  structure  became effective January 1, 1998.

In order to secure the tax  incentives,  we were obligated to begin  construction  of at least
562 rooms on Paradise  Island in place of the Pirate's Cove Beach Resort (a 562-room  hotel on
Paradise  Island) which we demolished  during the fourth  quarter of 1998. We had plans for an additional  700-room  Phase III hotel  project at  Atlantis  which would have  satisfied  this condition.  However,  considering our available  development resources and alternative uses of capital,  we  postponed  this  project.  As a result,  in June 2000,  we were  notified by the
Bahamian  Government  that  these  additional  incentives  would  not be  currently  realized.
Effective  July 1, 2000,  the casino win tax reverted  back to the structure in place prior to
January 1, 1998,  as follows:  There is no change in win tax on gaming win up to $20  million, however,  we incur 12.5% win tax on gaming win between  $20  million and $120  million,  and a
10% win tax on gaming  win in excess of $120  million.  The $5  million  annual  reduction  of fees  still  applies,  however,  in lieu of the 50% credit on win tax to be paid on gaming win over $20  million,  we receive a 45% credit on win tax to be paid on gaming  win  between  $20 million and $120 million.  Under our agreement  with the Bahamian  Government,  the additional tax incentives will be  prospectively  reinstated in the event we begin  construction of these additional rooms.

The agreement also provides for a five-year joint marketing  agreement,  pursuant to which the
Bahamian  Government shall match our  contribution,  up to $4.0 million  annually,  toward the direct costs related to staging certain  marketing  events,  public  relations  activities and the production and placement of advertisements in all media.

Litigation, Claims and Assessments

We are a  defendant  in certain  litigation  and are aware of certain  claims and  assessments incurred  in the  normal  course of  business.  In the  opinion  of  management,  based on the advice of counsel,  the aggregate  liability,  if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Note 18 - Segment Information

SFAS No.131  "Disclosures  about Segments of an Enterprise and Related  Information"  requires the  disclosure  of  information  regarding our  operations  based upon how  management  makes
operating  decisions  and  assesses   performance  of  such  segments.   We  operate  in  five
geographical  segments in one industry,  the development,  operation and management of premier resort and casino  properties.  We evaluate the  performance of our segments  based  primarily on operating profit before  corporate  expenses,  interest  expense,  interest income,  income taxes and non-recurring  items. The following is an analysis of net revenues,  contribution to consolidated  income (loss) before  provision for income taxes and total assets,  depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

                                              For The Year Ended December 31,
                                            -------------------------------------
         (In thousands of US dollars)         2001          2000          1999
                                            ---------      --------      --------

        Casino/hotel:
        Atlantic City, New Jersey (a)
            Gaming                          $      -      $235,827      $221,015
            Rooms                                  -        16,412        15,160
            Food and beverage                      -        26,039        25,512
            Other                                  -         4,973         8,075
            Less: promotional allowances           -       (25,288)      (26,632)
                                            ---------     ---------     ---------
                                                   -       257,963       243,130
                                            ---------     ---------     ---------
        Paradise Island, The Bahamas:
            Gaming                           116,490       132,108       130,529
            Rooms                            176,573       177,596       149,671
            Food and beverage                121,415       121,679       111,588
            Other (b)                         78,552        66,280        58,732
            Insurance recovery                 2,000             -        14,209
            Less:  promotional allowances    (22,778)      (26,491)      (23,608)
                                            ---------     ---------     ---------
                                             472,252       471,172       441,121
                                            ---------     ---------     ---------

        Total casino/hotel                   472,252       729,135       684,251

        Real estate related -
          Ocean Club Estates                   9,771       108,650             -

        Management and other fees:
            Connecticut                       27,396        23,575        39,282
            Indian Ocean                       6,841         7,539         6,477
            Dubai                              1,123         1,221           538
            Harborside at Atlantis (c)         1,408         3,428             -
            Maldives (d)                          38             -             -
        Other segments                        14,212        11,147         8,419
                                            ---------     ---------     ---------
            Net revenues                    $533,041      $884,695      $738,967
                                            =========     =========     =========

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

                                                                 For The Year Ended December 31,
                                                             ----------------------------------------
        (In thousands of US dollars)                            2001           2000           1999
                                                             ----------     ----------     ----------

        Casino/hotel:
            Atlantic City, New Jersey (a)                     $      -       $  7,593      $   (253)
            Paradise Island, The Bahamas(b)                     68,183         85,666         93,609
                                                             ----------     ----------     ----------
                                                                68,183         93,259         93,356
                                                             ----------     ----------     ----------

        Real estate related - Ocean Club Estates                 6,906         76,378              -
        Management and other fees, net of amortization
            Connecticut                                         26,916         23,096         38,802
            Indian Ocean                                         6,841          7,539          6,477
            Dubai                                                1,123          1,221            538
            Harborside at Atlantis (c)                           1,408          3,428              -
            Maldives (d)                                            38              -              -
        General corporate                                      (23,896)       (23,330)       (16,899)
        Pre-opening expenses                                    (6,904)        (7,616)        (5,398)
        Restructuring costs                                     (5,732)             -              -
        Purchase termination costs                                   -        (11,202)             -
        Transaction costs                                            -         (7,014)             -
        Write-down of net assets held for sale                       -       (229,208)             -
        Other segments                                           3,154          1,694          2,348
        Corporate marketing, retail and public relations        (2,359)        (3,089)        (4,792)
                                                             ----------     ----------     ----------
            Income (loss) from operations                       75,678        (74,844)       114,432
                                                             ----------     ----------     ----------
        Other income (expense):
            Interest income                                      7,471          4,194         12,725
            Interest expense, net of capitalization            (52,702)       (45,678)       (50,699)
        Equity in earnings of associated companies:
            Indian Ocean                                         3,302          3,445          2,628
            Harborside at Atlantis (c)                             472            780              -
            Maldives (d)                                          (715)             -              -
        Other, net                                                (760)          (688)            60
                                                             ----------     ----------     ----------
            Income (loss) before provision for income taxes    $ 32,746     $(112,791)     $  79,146
                                                             ==========     ==========     ==========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

        (In thousands of US dollars) As of December 31, 2001    Year Ended December 31, 2001
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Paradise Island, The Bahamas           $1,165,711      $   50,035      $   65,882
                                                   -----------     -----------     -----------

        Real estate related:
            Atlantic City, New Jersey                  53,575               -               -
            Paradise Island, The Bahamas               13,946               -               -
                                                   -----------     -----------     -----------
                                                       67,521               -               -
                                                   -----------     -----------     -----------

        Equity investment in Indian Ocean              22,891               -               -
        Equity investment in Maldives (d)               3,053               -               -
        General corporate                              93,417           1,161           1,708
        Trading Cove New York                           1,523               -               -
        Corporate marketing, and public relations       1,311             287               -
        Other segments                                  1,604               7               -
                                                   -----------     -----------     -----------
                                                   $1,357,031      $   51,490      $   67,590
                                                   ===========     ===========     ===========

        (In thousands of US dollars) As of December 31, 2000    Year Ended December 31, 2000
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Atlantic City, New Jersey              $        -      $   16,236      $   11,316
            Paradise Island, The Bahamas (e)        1,162,060          42,422         137,987
                                                   -----------     -----------     -----------
                                                    1,162,060          58,658         149,303
                                                   -----------     -----------     -----------
        Real estate related:
            Atlantic City, New Jersey                  56,176               -               -
            Paradise Island, The Bahamas               17,538               -               -
                                                   -----------     -----------     -----------
                                                       73,714               -               -
                                                   -----------     -----------     -----------

        Net assets held for sale (a)                  138,350               -               -
        Equity investment in Indian Ocean              25,467               -               -
        General corporate                              58,632           1,257           6,589
        Corporate marketing, and public relations       1,404             304               -
        Other segments                                  1,164               4               -
                                                   -----------     -----------     -----------
                                                   $1,460,791      $   60,223      $  155,892
                                                   ===========     ===========     ===========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

         (In thousands of US dollars)As of December 31, 1999    Year Ended December 31,1999
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Atlantic City, New Jersey              $  429,854      $   16,156      $   42,574
            Paradise Island, The Bahamas            1,054,708          39,631          24,200
            Paradise Island expansion,
              opened December 1998 (f)                      -               -         117,808
                                                   -----------     -----------     -----------
                                                    1,484,562          55,787         184,582
                                                   -----------     -----------     -----------
        Real estate related:
            Atlantic City, New Jersey                  61,307               -           9,433
            Paradise Island, The Bahamas               30,022               -               4
                                                   -----------     -----------     -----------
                                                       91,329               -           9,437
                                                   -----------     -----------     -----------

        Equity investment in Indian Ocean              24,871               -               -
        General corporate                              68,222           1,120          10,828
        Corporate marketing, retail and
          public relations                              1,729             321             199
        Other segments                                    758               2               -
                                                   -----------     -----------     -----------
                                                   $1,671,471      $   57,230      $  205,046
                                                   ===========     ===========     ===========

       (a) See discussion of the Resorts Atlantic City Sale in Note 1 herein.
       (b) Includes tour operations.
       (c) The  construction  of timeshare  units at  Harborside  at Atlantis was completed in
           February 2001.  Sales of these units began in May 2000.
       (d) We acquired a 25% interest in Kanuhura effective August 1, 2001.
       (e) In 2000,  capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly  renovated golf course,  including a new club house.
       (f) Capital  additions  related to a 1998 expansion of Atlantis on Paradise  Island are included in total assets under Paradise Island, The Bahamas.

Note 19 - Equity in Earnings of Associated Companies

The accompanying  consolidated  financial  statements include equity in earnings of associated companies  as a result of our 20.4%  interest in Indian  Ocean  Resorts,  our 50%  interest in
Harborside at Atlantis and our 25% interest in Kanuhura.

Through  June 16, 2000,  we owned a 22.8%  interest in Indian Ocean  Resorts.  Effective  June
16,  2000,  Indian Ocean  Resorts  issued  additional  shares of stock under a rights issue in which we did not  participate,  effectively  reducing  our  ownership  interest to 20.4%.  The following  unaudited  summarized  financial  information  of  Indian  Ocean  Resorts  has been prepared under accounting  principals  generally  accepted in the United States at and for the years ended  December 31,  2001,  2000 and 1999;  converted  to US dollars at the  appropriate exchange rate.

                                                  For the Year Ended December 31,
                                              -----------------------------------------
  (In thousands of US dollars)                    2001           2000           1999
                                              -----------     ----------     ----------

  Revenues                                    $   93,398      $ 106,151      $  84,007
  Income from operations                          25,277         28,310         15,630
  Income before income taxes                      20,136         20,480         13,171

                                                         As of December 31,
                                              -----------------------------------------
                                                  2001           2000           1999
                                              -----------     ----------     ----------

  Current assets                              $   27,413      $  24,424      $  21,075
  Total assets                                   225,835        238,286        264,345
  Current liabilities                             32,950         35,173         61,595
  Shareholders' equity                           119,635        127,379        140,865

Harborside at Atlantis  constructs,  sells and manages  time-share  units in Paradise  Island,
The  Bahamas.  Construction  of  82  units  was  completed  in  February  2001  and  sales  of
time-share   units  began  in  May  2000.  The  following   unaudited   summarized   financial
information  of  Harborside  at  Atlantis  has  been  prepared  under  accounting   principals
generally  accepted  in the United  States at and for the years  ended  December  31, 2001 and
2000.

                                                 For the Year Ended
                                                    December 31,
                                              --------------------------
  (In thousands of US dollars)                    2001           2000
                                              -----------     ----------

  Revenues                                    $   35,371      $  18,446
  Income from operations                           1,372          1,561
  Income before income taxes                       1,372          1,561

                                                 As of December 31,
                                              --------------------------
                                                  2001           2000
                                              -----------     ----------

  Current assets                              $   99,832      $  27,306
  Total assets                                   109,357         79,175
  Current liabilities                             88,700         57,830
  Shareholders' equity                            20,657         17,305

Effective  August 1, 2001, we acquired our 25% interest in Kanuhura.  The following  unaudited summarized  financial  information of Kanuhura has been prepared under  accounting  principals generally accepted in the United States at and for the year ended December 31, 2001.

                                                   For the Year Ended
  (In thousands of US dollars)                     December 31, 2001
                                                 -----------------------

  Revenues                                            $    3,809
  Loss from operations                                    (1,261)
  Loss before income taxes                                (2,564)

                                                         As of
                                                   December 31, 2001
                                                 -----------------------
                                                 -----------------------

  Current assets                                       $   3,215
  Total assets                                            33,048
  Current liabilities                                      4,724
  Shareholders' equity                                     2,091

Note 20 - Fair Value of Financial Instruments

The fair value of a financial  instrument  represents the amount at which the instrument could be exchanged in a current  transaction  between willing  parties,  other than in a forced sale or liquidation.

Fair  value  estimates  are  made at a  specific  point  in time,  based  on  relevant  market information  about the financial  instrument.  These  estimates  are  subjective in nature and involve  uncertainties and matters of significant  judgment and therefore cannot be determined with  precision.  The  assumptions  used have a significant  effect on the  estimated  amounts reported.

We used the  following  methods and  assumptions  in  estimating  fair value  disclosures  for financial  instruments:  (a) Cash and cash  equivalents,  receivables,  other current  assets, accounts  payable,  accrued  liabilities  and variable rate debt: the amounts  reported in the accompanying  consolidated  balance sheets  approximate fair value; (b) Fixed-rate debt: fixed rate debt is valued based upon published  market  quotations,  as  applicable.  The fair value of our fixed rate debt at December 31, 2001 was  approximately  $486.6  million as compared to its  carrying  value of  $493.9  million;  (c)  swap  agreements:  the fair  value of our swap agreements  was  determined  from the  representations  of  financial  institutions.  The fair value of our swap  agreements  at  December  31,  2001 equal  their  carrying  value,  and are reflected as other  long-term  liabilities  on the  accompanying  consolidated  balance sheet.
The carrying  value and negative fair value of our Prior Swap  Agreements at December 31, 2000 was $0 and $454,000, respectively.

Note 21 - Supplemental Condensed Consolidating Financial Information

Our  payment  obligations  under the  Senior  Subordinated  Notes were  co-issued  by SIHL and
SINA. The Senior  Subordinated  Notes are guaranteed by substantially  all of our wholly-owned subsidiaries  (the  "Subsidiary  Guarantors")  and are jointly and severally  irrevocably  and unconditionally  guaranteed.  Separate financial  statements of the Subsidiary  Guarantors are not presented  because we have  determined  that they would not be material to investors.  The following  supplemental  financial  information  sets  forth  balance  sheets,  statements  of
operations   and  statements  of  cash  flows  for  each  of  the  co-issuers  of  the  Senior
Subordinated  Notes,  SIHL and SINA and, on a combined basis,  for the Subsidiary  Guarantors.
SIHL's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

                                        Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

                                                                                       Guarantor
                                                           SIHL           SINA        Subsidiaries    Eliminations   Consolidated
                                                       -------------   ------------   -------------   ------------   -------------
                       ASSETS
Current assets:
      Cash and cash equivalents                         $     4,065    $     1,242     $    18,003    $     7,161     $    30,471
      Restricted cash                                             -              -           4,518              -           4,518
      Trade receivables, net                                     82          1,102          36,270              -          37,454
      Due from affiliates                                   336,351        237,801        (547,185)        1,397          28,364
      Inventories                                                 -             91           8,716              -           8,807
      Prepaid expenses                                            5            188           5,033              -           5,226
                                                       -------------   ------------   -------------   ------------   -------------
        Total current assets                                340,503        240,424        (474,645)        8,558         114,840

      Property and equipment, net                                 -         54,221       1,077,060         23,911       1,155,192
      Note receivable                                             -         18,018               -              -          18,018
      Due from affiliates - non-current                       3,250              -          12,638              -          15,888
      Deferred tax asset, net                                     -          3,874               -              -           3,874
      Deferred charges and other assets, net                  2,477          9,898           6,317              -          18,692
      Investment in subsidiaries                            356,567             10         280,049       (636,626)             -
      Investment in associated companies                      3,053              -          34,425         (6,951)        30,527
                                                       -------------   ------------   -------------   ------------   -------------
        Total assets                                    $   705,850    $   326,445     $   935,844    $  (611,108)   $ 1,357,031
                                                       =============   ============   =============   ============   =============

        LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
      Current maturities of long-term debt              $         -    $        70     $       191    $         -     $       261
      Accounts payable and accrued liabilities               23,054         18,629          97,718          8,662         148,063
      Due to affiliates - current                                 -              -          (1,397)        1,397               -
      Capital creditors                                           -              -           6,570              -           6,570
                                                       -------------   ------------   -------------   ------------   -------------
        Total current liabilities                            23,054         18,699         103,082         10,059         154,894
                                                       -------------   ------------   -------------   ------------   -------------

 Other long-term liabilities                                  5,503              -               -              -           5,503
 Long-term debt, net of current maturities                   94,497        399,438          24,296              -         518,231
                                                       -------------   ------------   -------------   ------------   -------------
        Total liabilities                                   123,054        418,137         127,378         10,059         678,628
                                                       -------------   ------------   -------------   ------------   -------------

 Shareholders' equity                                       582,796        (91,692)       808,466       (621,167)       678,403
                                                       -------------   ------------   -------------   ------------   -------------
        Total liabilities and shareholders' equity      $   705,850    $   326,445     $   935,844    $  (611,108)   $ 1,357,031
                                                       =============   ============   =============   ============   =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2000

                                                                                   Guarantor
                                                        SIHL          SINA        Subsidiaries   Eliminations     Consolidated
                                                      ----------   ------------   ------------   --------------   -------------
                       ASSETS
Current assets:
  Cash and cash equivalents                           $     106     $     (725)  $    16,690    $       6,426    $     22,497
  Restricted cash                                             -              -          1,651                -           1,651
  Trade receivables, net                                     90            631         39,831               60          40,612
  Due from affiliates                                   456,471       (160,760)     (255,995)         (5,576)        34,140
  Inventories                                                 -             71         10,346                -          10,417
  Prepaid expenses                                          261            155          9,433                -           9,849
  Net assets held for sale                                    -         (5,889)      144,395             (156)       138,350
                                                      ----------   ------------   ------------   --------------   -------------
    Total current assets                                456,928       (166,517)      (33,649)            754         257,516

  Property and equipment, net                                 -         58,720      1,072,881           23,908       1,155,509
  Due from affiliates, non-current                            -        199,337          5,069         (199,337)         5,069
  Deferred charges and other assets, net                  2,239             24         10,857                -          13,120
  Investment in subsidiaries                            350,947        511,712        804,317       (1,666,976)             -
  Investment in associated companies                          -              -         33,952           (4,375)        29,577
                                                      ----------   ------------   ------------   --------------   -------------
    Total assets                                      $ 810,114     $  603,276    $ 1,893,427    $  (1,846,026)  $  1,460,791
                                                      ==========   ============   ============   ==============   =============

        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt                $       -     $       58    $       172    $           -    $        230
  Accounts payable and accrued liabilities                7,610         12,985        111,353            4,924         136,872
  Due to affiliates                                           -              -          5,300           (5,300)             -
  Capital creditors                                           -              -         12,954                -          12,954
                                                      ----------   ------------   ------------   --------------   -------------
    Total current liabilities                             7,610         13,043        129,779             (376)       150,056

Long-term debt, net of current maturities               225,000        199,420        244,488                -         668,908
Due to affiliates, non-current                                -              -        199,337         (199,337)             -
                                                      ----------   ------------   ------------   --------------   -------------
    Total liabilities                                   232,610        212,463        573,604         (199,713)       818,964
                                                      ----------   ------------   ------------   --------------   -------------

Shareholders' equity                                    577,504        390,813      1,319,823       (1,646,313)       641,827
                                                      ----------   ------------   ------------   --------------   -------------
    Total liabilities and shareholders' equity        $ 810,114     $  603,276    $ 1,893,427    $  (1,846,026)  $  1,460,791
                                                      ==========   ============   ============   ==============   =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 2001

                                                                          Guarantor
                                                 SIHL          SINA      Subsidiaries  Eliminations Consolidated
                                             -------------  -----------  ------------  -----------  ------------
Revenues:
  Casino and resort revenues                   $        -    $       -    $  477,183    $  (6,289)   $  470,894
  Less: promotional allowances                          -            -       (22,778)           -       (22,778)
                                             -------------  -----------  ------------  -----------  ------------
                                                        -            -       454,405       (6,289)      448,116
  Tour operations                                       -            -        36,348            -        36,348
  Management and other fees                             -       15,087        36,806      (15,087)       36,806
  Real estate related                                   -            -         9,771            -         9,771
  Insurance recovery                                    -            -         2,000            -         2,000
  Other                                                 -          893          (893)           -             -
  Affiliated sales                                      -            -         9,742       (9,742)            -
                                             -------------  -----------  ------------  -----------  ------------
                                                        -       15,980       548,179      (31,118)      533,041
                                             -------------  -----------  ------------  -----------  ------------
Expenses:
  Casino and resort expenses                            -            -       267,396      (14,377)      253,019
  Tour operations                                       -            -        32,061          (20)       32,041
  Selling, general and administrative                   -            -        81,840       (1,634)       80,206
  Management fee                                      634                     14,453      (15,087)            -
  Real estate related                                   -            -         3,044         (179)        2,865
  Corporate expenses                                1,506        8,802        13,456        1,342        25,106
  Depreciation and amortization                         -          124        51,366            -        51,490
  Restructuring costs                                   -            -         5,732            -         5,732
  Pre-opening expenses                                  -            -         6,904            -         6,904
                                             -------------  -----------  ------------  -----------  ------------
                                                    2,140        8,926       476,252      (29,955)      457,363
                                             -------------  -----------  ------------  -----------  ------------

Income (loss) from operations                      (2,140)       7,054        71,927       (1,163)       75,678
                                             -------------  -----------  ------------  -----------  ------------

Other income and expenses:
  Interest income                                     742        4,296         2,433            -         7,471
  Interest expense, net of capitalization         (10,938)     (27,736)      (14,028)           -       (52,702)
  Affiliated interest income                        7,575        6,931            (1)     (14,505)            -
  Affiliated interest expense                           -            -       (14,505)      14,505             -
  Equity in earnings (loss) of associated
    companies                                        (714)           -           471        3,302         3,059
  Dividend income                                   2,836            -         2,872       (5,708)            -
  Other, net                                            -         (664)          (96)           -          (760)
                                             -------------  -----------  ------------  -----------  ------------
Income (loss) before income taxes                  (2,639)     (10,119)       49,073       (3,569)       32,746
Benefit (provision) for income taxes                    -        4,597        (4,065)      (1,622)       (1,090)
                                             -------------  -----------  ------------  -----------  ------------
    Net income (loss)                          $   (2,639)   $  (5,522)   $   45,008    $  (5,191)   $   31,656
                                             =============  ===========  ============  ===========  ============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 2000

                                                                           Guarantor
                                                SIHL           SINA       Subsidiaries    Eliminations     Consolidated
                                             ------------  -------------  -------------  ---------------  ---------------
Revenues:
  Casino and resort revenues                   $       -    $         -    $   762,496    $      (6,630)   $     755,866
  Less: promotional allowances                         -              -        (51,779)               -          (51,779)
                                             ------------  -------------  -------------  ---------------  ---------------
                                                       -              -        710,717           (6,630)         704,087
  Tour operations                                      -              -         33,192                -           33,192
  Management and other fees                        2,070         21,846         33,693          (21,846)          35,763
  Real estate related                                  -              -        108,650                -          108,650
  Other                                                -             38          2,965                -            3,003
  Affiliated sales                                     -            244          8,692           (8,936)               -
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   2,070         22,128        897,909          (37,412)         884,695
                                             ------------  -------------  -------------  ---------------  ---------------
Expenses:
  Casino and resort expenses                           -              -        471,780          (18,207)         453,573
  Tour operations                                      -              -         29,637              (11)          29,626
  Selling, general and administrative                  -              -        100,396            3,069          103,465
  Management fee                                     634                        21,212          (21,846)               -
  Real estate related                                  -              -         32,272                -           32,272
  Corporate expenses                               1,684         11,694         12,379             (417)          25,340
  Depreciation and amortization                        -            258         59,965                -           60,223
  Write-off of Desert Inn costs                        -         11,202              -                -           11,202
  Transaction costs                                7,014              -              -                -            7,014
  Pre-opening expenses                                 -              -          7,616                -            7,616
  Write down of assets to be sold                      -        233,085              -           (3,877)         229,208
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   9,332        256,239        735,257          (41,289)         959,539
                                             ------------  -------------  -------------  ---------------  ---------------

Income (loss) from operations                     (7,262)      (234,111)       162,652            3,877          (74,844)
                                             ------------  -------------  -------------  ---------------  ---------------

Other income and expenses:
  Interest income                                    144            234          3,816                -            4,194
  Affiliated interest income                       8,810        (18,076)        36,152          (26,886)               -
  Affiliated interest expense                          -              -        (26,886)          26,886                -
  Interest expense, net of capitalization        (13,163)        18,075        (50,590)               -          (45,678)
  Equity in earnings of associated
    companies                                          -              -            780            3,445            4,225
  Dividend income                                  2,839              -          2,848           (5,687)               -
  Other, net                                           -             11           (699)               -             (688)
                                             ------------  -------------  -------------  ---------------  ---------------
Income (loss) before income taxes                 (8,632)      (233,867)       128,073            1,635         (112,791)
Benefit (provision) for income taxes                  27             (4)        (6,336)               -           (6,313)
                                             ------------  -------------  -------------  ---------------  ---------------
    Net income (loss)                          $  (8,605)   $  (233,871)   $   121,737    $       1,635    $    (119,104)
                                             ============  =============  =============  ===============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 1999

                                                                           Guarantor
                                                SIHL           SINA       Subsidiaries    Eliminations     Consolidated
                                             ------------  -------------  -------------  ---------------  ---------------
Revenues:
  Casino and resort revenues                   $       -    $         -    $   703,074    $      (6,557)   $     696,517
  Less: promotional allowances                         -              -        (50,240)               -          (50,240)
                                             ------------  -------------  -------------  ---------------  ---------------
                                                       -              -        652,834           (6,557)         646,277
  Tour operations                                      -              -         28,714                -           28,714
  Management and other fees                       14,610         22,183         32,288          (22,183)          46,898
  Insurance recovery                                   -              -         14,209                -           14,209
  Other                                                -              -          2,869                -            2,869
  Affiliated sales                                     -            325          8,665           (8,990)               -
                                             ------------  -------------  -------------  ---------------  ---------------
                                                  14,610         22,508        739,579          (37,730)         738,967
                                             ------------  -------------  -------------  ---------------  ---------------
Expenses:
  Casino and resort expenses                           -              -        436,777          (12,908)         423,869
  Tour operations                                      -              -         27,816                -           27,816
  Selling, general and administrative                  -              -         95,942           (1,980)          93,962
  Management fee                                     634                        21,549          (22,183)               -
  Corporate expenses                               1,457          6,845          8,679             (721)          16,260
  Depreciation and amortization                        -            284         56,946                -           57,230
  Pre-opening expenses                                 -              -          5,398                -            5,398
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   2,091          7,129        653,107          (37,792)         624,535
                                             ------------  -------------  -------------  ---------------  ---------------

Income from operations                            12,519         15,379         86,472               62          114,432
                                             ------------  -------------  -------------  ---------------  ---------------

Other income and expenses:
  Interest income                                  9,930            408          2,387                -           12,725
  Affiliated interest income                       8,798        (18,069)        36,532          (27,261)               -
  Affiliated interest expense                          -              -        (27,261)          27,261                -
  Interest expense, net of capitalization         (8,798)        18,069        (59,970)               -          (50,699)
  Equity in earnings of associated
    companies                                          -              -              -            2,628            2,628
  Dividend income                                  3,232              -          2,651           (5,883)               -
  Other, net                                           -            277           (217)               -               60
                                             ------------  -------------  -------------  ---------------  ---------------
Income (loss) before income taxes                 25,681         16,064         40,594           (3,193)          79,146
Provision for income taxes                        (6,479)           (50)        (2,795)               -           (9,324)
                                             ------------  -------------  -------------  ---------------  ---------------
    Net income (loss)                          $  19,202    $    16,014    $    37,799    $      (3,193)   $      69,822
                                             ============  =============  =============  ===============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended  December 31, 2001

                                                                                         Guarantor
                                                             SIHL           SINA        Subsidiaries   Eliminations  Consolidated
                                                          ------------  --------------  -------------  ------------  -------------
Cash flows from operating activities:
Net income (loss)                                          $   (2,639)   $     (5,522)   $    45,008    $   (5,191)   $    31,656
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
activities:
    Depreciation and amortization                                 263           1,160         54,269             -         55,692
    Deferred income tax benefit                                     -          (3,874)             -             -         (3,874)
    Provision for doubtful receivables                              -               -          6,355             -          6,355
    (Gain) loss on disposition of other assets                      -             664             96             -            760
    Equity in earnings of associated companies,
      net of dividends received                                   714               -           (471)         (430)          (187)
    Dividends to parent                                             -               -         (2,836)        2,836              -
    Net change in deferred charges and other assets                 -             108         (1,506)            -         (1,398)
    Net change in working capital accounts:
      Receivables                                                   8          (6,289)         2,559             -         (3,722)
      Due from affiliates                                       1,100               -            277             -          1,377
      Inventories and prepaid expenses                            256             (53)         4,895             -          5,098
      Accounts payable and accrued liabilities                  3,445           5,143         (9,697)        2,785          1,676
    Other                                                           -               -          5,900             -          5,900
                                                          ------------  --------------  -------------  ------------  -------------
      Net cash provided by (used in) operating
        activities                                              3,147          (8,663)       104,849             -         99,333
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                                   -            (399)       (67,191)            -        (67,590)
    Proceeds received from the sale of
      Resorts Atlantic City, net                                    -         120,850              -             -        120,850
    Proceeds received from repayment of note receivable        12,000               -              -             -         12,000
    Proceeds from the sale of assets                                -           2,196            351             -          2,547
    Acquisition of equity interest in associated
       companies                                               (3,768)              -              -             -         (3,768)
    Advances to associated companies                           (3,250)              -         (3,170)            -         (6,420)
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash provided by (used in) investing
           activities                                           4,982         122,647        (70,010)            -         57,619
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from financing activities:
    Proceeds from the exercise of share options                 7,930               -              -             -          7,930
    Borrowings                                                      -         200,000         74,500             -        274,500
    Repayment of borrowings                                   (68,270)        (79,063)      (272,403)            -       (419,736)
    Debt issuance and modification costs                         (500)         (6,250)        (2,055)            -         (8,805)
    Advances from (repayments to) affiliates                   56,670        (226,704)       170,034             -              -
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash used in financing activities                  (4,170)       (112,017)       (29,924)            -       (146,111)
                                                          ------------  --------------  -------------  ------------  -------------

    Increase in cash and cash equivalents                       3,959           1,967          4,915             -         10,841
    Cash and cash equivalents at beginning of period              106            (725)        24,767             -         24,148
                                                          ------------  --------------  -------------  ------------  -------------
    Cash and cash equivalents at end of period             $    4,065    $      1,242    $    29,682    $        -    $    34,989
                                                          ============  ==============  =============  ============  =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Statement of  Cash Flows for the Year Ended  December 31, 2000

                                                                                    Guarantor
                                                         SIHL           SINA       Subsidiaries   Eliminations     Consolidated
                                                     -------------  -------------  -------------  --------------  ---------------
Cash flows from operating activities:
Net income (loss)                                      $   (8,605)    $ (233,871)   $   121,737    $      1,635    $    (119,104)
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities:
    Depreciation and amortization                             185            333         63,822               -           64,340
    Write-down of net assets held for sale                      -        233,085              -          (3,877)         229,208
    Purchase termination costs                                  -         11,202              -               -           11,202
    (Gain) loss on disposition of other assets                  -            (24)           712               -              688
    Equity in earnings of associated companies,
      net of dividends received                                 -              -           (780)           (597)          (1,377)
    Dividends to parent                                         -              -         (2,839)          2,839                -
    Provision for doubtful receivables                          -              -          6,492               -            6,492
    Provision for discount on CRDA obligations, net             -              -            799               -              799
    Net change in deferred tax liability                        -            205              -               -              205
    Net change in deferred charges and other assets             -           (899)          (769)              -           (1,668)
    Net change in working capital accounts:
      Receivables                                              10            603         (9,792)              -           (9,179)
      Due from affiliates                                       -              -         (4,658)              -           (4,658)
      Inventories and prepaid expenses                        289           (171)        (2,170)              -           (2,052)
      Accounts payable and accrued liabilities              1,463           (114)        25,141               -           26,490
    Other                                                       -              -         23,912               -           23,912
                                                     -------------  -------------  -------------  --------------  ---------------
      Net cash provided by (used in) operating
        activities                                         (6,658)        10,349        221,607               -          225,298
                                                     -------------  -------------  -------------  --------------  ---------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                               -         (6,099)      (149,793)              -         (155,892)
    Net proceeds from the sale of  other assets                 -            170            331               -              501
    Deposit refunded for proposed Desert Inn
      acquisition                                               -          7,750              -               -            7,750
    Advances to associated companies                            -              -        (18,663)              -          (18,663)
    Reclassification of cash to net assets held for
      sale                                                      -              -        (21,453)              -          (21,453)
    CRDA deposits  and other                                    -           (361)        (2,334)              -           (2,695)
                                                     -------------  -------------  -------------  --------------  ---------------
        Net cash provided by (used in) investing
          activities                                            -          1,460       (191,912)              -         (190,452)
                                                     -------------  -------------  -------------  --------------  ---------------

Cash flows from financing activities:
    Proceeds from the exercise of share options             2,866              -              -               -            2,866
    Borrowings                                            125,000              -         77,000               -          202,000
    Repayment of borrowings                                     -            (16)      (113,047)              -         (113,063)
    Repurchase of Ordinary Shares                        (141,792)             -              -               -         (141,792)
    Debt issuance and modification costs                        -              -           (919)              -             (919)
    Advances from (repayments to) affiliates               20,536        (18,958)        (1,578)              -                -
                                                     -------------  -------------  -------------  --------------  ---------------
        Net cash provided by (used in) financing
          activities                                        6,610        (18,974)       (38,544)              -          (50,908)
                                                     -------------  -------------  -------------  --------------  ---------------

    Decrease in cash and cash equivalents                     (48)        (7,165)        (8,849)              -          (16,062)
    Cash and cash equivalents at beginning of period          154          6,440         33,616               -           40,210
                                                     -------------  -------------  -------------  --------------  ---------------
    Cash and cash equivalents at end of period         $      106     $     (725)   $    24,767    $          -    $      24,148
                                                     =============  =============  =============  ==============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended  December 31, 1999

                                                                                  Guarantor
                                                         SIHL          SINA      Subsidiaries  Eliminations   Consolidated
                                                     -------------  -----------  ------------  -------------  ------------
Cash flows from operating activities:
Net income (loss)                                      $   19,202    $  16,014    $   37,799     $   (3,193)   $   69,822
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                             173          353        59,621              -        60,147
    Gain on disposition of other assets                         -           (3)          (57)             -           (60)
    Equity in earnings of associated companies,
      net of dividends received                                 -            -             -             23            23
    Dividends to parent                                         -            -        (3,232)         3,232             -
    Provision for doubtful receivables                          -            -         6,466              -         6,466
    Provision for discount on CRDA obligations, net             -            -           587              -           587
    Net change in deferred tax liability                        -          (30)            -              -           (30)
    Net change in deferred charges and other assets             -         (146)        4,694              -         4,548
    Net change in working capital accounts:
      Receivables                                          (9,639)       1,230       (12,031)             -       (20,440)
      Due from affiliates                                       -            -        (7,150)             -        (7,150)
      Inventories and prepaid expenses                       (260)         (52)       (7,817)             -        (8,129)
      Accounts payable and accrued liabilities             (5,519)      (2,362)       12,141            (62)        4,198
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by operating activities           3,957       15,004        91,021              -       109,982
                                                     -------------  -----------  ------------  -------------  ------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                               -      (10,066)     (194,980)             -      (205,046)
    Net proceeds from the sale of non-operating
      land and other assets                                     -        5,050           136              -         5,186
    Proceeds from redemption of subordinated notes         94,126            -             -              -        94,126
    Deposit paid for proposed Desert Inn
      acquisition                                               -      (16,117)            -              -       (16,117)
    Payments for investment in associated company               -            -          (600)             -          (600)
    Sale of subordinated notes                              2,798            -             -              -         2,798
    CRDA deposits                                               -            -        (2,746)             -        (2,746)
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by (used in) investing
           activities                                      96,924      (21,133)     (198,190)             -      (122,399)
                                                     -------------  -----------  ------------  -------------  ------------

Cash flows from financing activities:
    Proceeds from the exercise of share options             2,696            -             -              -         2,696
    Borrowings                                                  -            -       129,000              -       129,000
    Repayment of borrowings                                     -            -      (118,854)             -      (118,854)
    Repurchase of Ordinary Shares                         (20,977)           -             -              -       (20,977)
    Debt issuance and modification costs                        -            -        (2,361)             -        (2,361)
    Advances from (repayments to) affiliates              (82,551)      12,541        70,010              -             -
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by (used in) financing
          activities                                     (100,832)      12,541        77,795              -       (10,496)
                                                     -------------  -----------  ------------  -------------  ------------

    Increase (decrease) in cash and cash equivalents           49        6,412       (29,374)             -       (22,913)
    Cash and cash equivalents at beginning of period          105           28        62,990              -        63,123
                                                     -------------  -----------  ------------  -------------  ------------
    Cash and cash equivalents at end of period         $      154    $   6,440    $   33,616     $        -    $   40,210
                                                     =============  ===========  ============  =============  ============